1023512

# of pages: 263
# of exhibits: 28
Exhibit index page: 2

1

02037458

# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

RECD S.E.C.
MAY 1 0 2002
1086

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**the Securities Exchange Act of 1934**

For the Month of May 2002

PROCESSED
JUL 3 1 2002
THOMSON
FINANCIAL

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X      Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K Filing for the month of May 2002, and incorporated by reference herein, are:

| Exhibit No. | Description | Page # |
|---|---|---|
| 1. | (i) the Registrant's application to the JSE, dated December 10, 2001, relating to the listing of 333,914 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 11, 2001 relating to the listing of 333,914 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 333,914 ordinary shares. | 9 |
| 2. | (i) the Registrant's application to the JSE, dated December 13, 2001, relating to the listing of 149,414 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 14, 2001 relating to the listing of 149,414 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 149,414 ordinary shares. | 17 |
| 3. | (i) the Registrant's application to the JSE, dated December 18, 2001, relating to the listing of 243,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 18, 2001 relating to the listing of 243,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 243,750 ordinary shares. | 25 |
| 4. | (i) the Registrant's application to the JSE, dated December 19, 2001, relating to the listing of 1,040,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 19, 2001 relating to the listing of 1,040,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 1,040,000 ordinary shares. | 33 |
| 5. | (i) the Registrant's application to the JSE, dated December 20, 2001, relating to the listing of 298,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 20, 2001 relating to the listing of 298,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 298,500 ordinary shares. | 42 |

6. (i) the Registrant's application to the JSE, dated December 21, 2001, relating to the listing of 181,800 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 24, 2001 relating to the listing of 181,800 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 181,800 ordinary shares. 51

7. (i) the Registrant's application to the JSE, dated January 28, 2002, relating to the listing of 593,950 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 30, 2002 relating to the listing of 593,950 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 593,950 ordinary shares. 60

8. (i) the Registrant's application to the JSE, dated January 29, 2002, relating to the listing of 71,947 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 30, 2002 relating to the listing of 71,947 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 71,947 ordinary shares. 69

9. (i) the Registrant's application to the JSE, dated January 30, 2002, relating to the listing of 229,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 1, 2002 relating to the listing of 229,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 229,000 ordinary shares. 77

10. (i) the Registrant's application to the JSE, dated February 1, 2002, relating to the listing of 86,250 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 4, 2002 relating to the listing of 86,250 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 86,250 ordinary shares. 86

11. (i) the Registrant's application to the JSE, dated February 4, 2002, relating to the listing of 77,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 5, 2002 relating to the listing of 77,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 77,500 ordinary shares. 95

12. (i) the Registrant's application to the JSE, dated February 5, 2002, relating to the listing of 517,250 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 6, 2002 relating to the listing of 517,250 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 517,250 ordinary shares. 104

13. (i) the Registrant's application to the JSE, dated February 5, 2002, relating to the listing of 2,000,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 7, 2002 relating to the listing of 2,000,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 2,000,000 ordinary shares. 113

14. (i) the Registrant's application to the JSE, dated February 6, 2002, relating to the listing of 430,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 7, 2002 relating to the listing of 430,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 430,750 ordinary shares. 121

15. (i) the Registrant's application to the JSE, dated February 7, 2002, relating to the listing of 414,553 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 7, 2002 relating to the listing of 414,553 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 414,553 ordinary shares. 129

16. (i) the Registrant's application to the JSE, dated February 8, 2002, relating to the listing of 115,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 8, 2002 relating to the listing of 115,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 115,000 ordinary shares. 137

17. (i) the Registrant's application to the JSE, dated February 18, 2002, relating to the listing of 475,448 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 19, 2002 relating to the listing of 475,448 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 475,448 ordinary shares. 146

18. (i) the Registrant's application to the JSE, dated February 19, 2002, relating to the listing of 163,250 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 19, 2002 relating to the listing of 163,250 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 163,250 ordinary shares. 155

19. (i) the Registrant's application to the JSE, dated February 20, 2002, relating to the listing of 29,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 20, 2002 relating to the listing of 29,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 29,000 ordinary shares. 164

20. (i) the Registrant's application to the JSE, dated February 22, 2002, relating to the listing of 23,241 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 25, 2002 relating to the listing of 23,241 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 23,241 ordinary shares. 172

21. (i) the Registrant's application to the JSE, dated February 26, 2002, relating to the listing of 25,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 28, 2002 relating to the listing of 25,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 25,000 ordinary shares. 180

22. (i) the Registrant's application to the JSE, dated February 28, 2002, relating to the listing of 83,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 5, 2002 relating to the listing of 83,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 83,000 ordinary shares. 188

23. (i) the Registrant's application to the JSE, dated March 5, 2002, relating to the listing of 525,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 11, 2002 relating to the listing of 525,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 525,000 ordinary shares. 196

24. (i) the Registrant's application to the JSE, dated March 13, 2002, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 14, 2002 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,000 ordinary shares. 205

25. (i) the Registrant's application to the JSE, dated March 15, 2002, relating to the listing of 162,300 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 18, 2002 relating to the listing of 162,300 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 162,300 ordinary shares. 213

26. (i) the Registrant's application to the JSE, dated March 20, 2002, relating to the listing of 32,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 22, 2002 relating to the listing of 32,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 32,000 ordinary shares. 221

27. Contents of Register of Directors, Auditors and Officers on Form CM29. 229

28. Circular to Durban Roodeport Deep, Limited Ordinary Shareholders relating to the validation of the 8,252,056 shares issued by Registrant pursuant to the Rawas transaction. 224

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: /s/ M.A. Eloff
M.A. Eloff
Group Company Secretary

Dated: May 7, 2002

**Exhibit 1**

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2001 12 10

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 333 914 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 130 414 | R4.52 |
| 187 500 | R6.49 |
| 16 000 | R7.71 |

The new ordinary shares are to be listed on 12 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 845 929 ordinary no par value shares |
| Stated Capital Account: | R1 738 897 135.79 |

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 158 179 843 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 738 897 135.79 |
| This issue | R 1 929 706.28 |
| Total | R1 740 826 842.07 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 12 December 2001.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..............................................................
Director

..............................................................
Company Secretary

..............................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

| | |
|---|---|
| [signature] | 10-12-2001 |
| SECRETARY | DATE |

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 December 2001
REF: VS/mr/5532

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 10 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 12 December 2001 in respect of 333 914 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 740 826 842-07 divided into 158 179 843 ordinary shares of no par value.

A balance of R49 637 858-72 has been brought forward from your previous application dated 6 December 2001. The issue price of the shares which are the subject of this application is R1 929 706-28 which leaves a balance of R47 708 152-44 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank
**Attention : N. Stevenson**

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 12-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD | 5000000 | CUM PREF | 0-10 | 500000-00 |
| Total 200000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12-12-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002-01-30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. *Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.*

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157845929 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157845929 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,01642054 ②/③ 1738897135-79

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1738897135-79

Premium account R –

Total issued capital R 1739397135-79

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 130414 | ORD | 4-52 | 589471-28 | | | | | |
| 187500 | ORD | 6-49 | 1216875-00 | | | | | |
| 16000 | ORD | 7-71 | 123360-00 | | | | | |
| Total 333914 | | Total | R ① | Total | | | Total | R |

① 1929706-28

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| F LIPS | 45 EMPIRE RD. PARKTOWN 2193 | 211914 | ORD |
| N GOODWIN | " | 6000 | ORD |
| L.G. Njenje | " | 50000 | ORD |
| J OOSTHUIZEN | " | 6000 | ORD |
| W A BOSHOFF | " | 10000 | ORD |
| D v.d. MESCHT | " | 50000 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| | | | | | | | | | |
| 158179843 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-0 |
| | | | | | | | | | |
| Total 158179843 | | Total | R | Total 5000000 | | | Total | R | 500000.00 |

① 11,00536457 ②/③ 1740826841-07

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 1740826841-07

Premium account R –

Total issued capital R 1741326841-07

Certified correct.

Date 23-1-2002 Signature [signature] Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 738 897 135-79 |
| THIS ISSUE | 1 929 706-28 |
| | R 1 740 826 841-07 |

**Exhibit 2**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 12 13

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 149 414 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 24 414 | R4.52 |
| 125 000 | R6.49 |

The new ordinary shares are to be listed on 17 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 158 179 843 ordinary no par value shares |
| Stated Capital Account: | R1 740 826 842.07 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VC Hoops; RP Hume; RAR Kebble; F Lips*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 158 329 257 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 740 826 842.07 |
| This issue | R 921 601.28 |
| Total | R1 741 748 443.35 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 17 December 2001.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..........................................................
Director

..........................................................
Company Secretary

..........................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

........................................ 13-12-2001
SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 December 2001
REF: VS/mr/5565

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 13 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 18 December 2001 in respect of 149 414 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 741 748 443-35 divided into 158 329 257 ordinary shares of no par value.

A balance of R47 708 152-44 has been brought forward from your previous application dated 10 December 2001. The issue price of the shares which are the subject of this application is R921 601-28 which leaves a balance of R46 786 551-16 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : M.S. Speedie**

22

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1995/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 18-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200000000 | | Total 5000000 | | | Total R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | | Total R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 18-12-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office

2002 -01- 30

Registrar of Companies

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 158179843 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 158179843 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1740826841-07

Premium account R —

Total issued capital R 1741326841-07

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 24 414 | ORD. | 4-52 | 110351-28 | | | | | |
| 125 000 | ORD. | 6-49 | 811250-00 | | | | | |
| | | | | | | | | |
| Total 149 414 | | Total | R ① | Total | | | Total | R |

① 921601-28

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| G. FISCHER | 45 EMPIRE ROAD PARKTOWN | 149414 | ORD |
| | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 158329257 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | - | - | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 158329257 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,0007997 ②/③ 1741 748 443-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500000-00

State capital ____ R 1741 748 443-35

Premium account ____ R -

Total issued capital ____ R 1742 248 443-35

Certified correct.

Date 23-1-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 740 826 841-07 |
| THIS ISSUE | 921 601-28 |
| R | 1 741 748 443-35 |

**Exhibit 3**

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2001 12 18

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 243 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 56 250 | R9.50 |
| 25 000 | R10.95 |
| 37 500 | R7.71 |
| 125 000 | R6.49 |

The new ordinary shares are to be listed on 18 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 158 329 257 ordinary no par value shares |
| Stated Capital Account: | R1 741 748 443.35 |

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 158 573 007 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 741 748 443.35 |
| This issue | R 1 908 500.00 |
| Total | R1 743 656 943.35 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 18 December 2001.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

.......................................................................
Director

.......................................................................
Company Secretary

.......................................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]

SECRETARY

18-12-2001

DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 December 2001
REF: MM/jvdm/5584

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 18 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 19 December 2001 in respect of 243 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show stated capital as R1 743 656 943-35 divided into 158 573 007 ordinary shares of no par value.

A balance of R46 786 551-16 has been brought forward from your previous application dated 18 December 2001. The issue price of the shares which are the subject of this application is R1 908 500-00 which leaves a balance of R44 878 051-16 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
Attention : G Chirawa

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 19-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200000000 | | Total 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 19-12-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -01- 30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 158329257 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500,000-00 |
| | | | | | | | |
| Total 158329257 | | Total | R ③ | Total | | Total | R 500,000-00 |

① 11,0007997 ②/③ 1741748443-35

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 1741748443-35

Premium account ______ R -

Total issued capital ______ R 1742248443-35

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 56 250 | ORD. | 9·50 | 534 375·00 | | | | | R |
| 25 000 | ORD. | 10·95 | 273 750·00 | | | | | |
| 37 500 | ORD | 7·71 | 289 125·00 | | | | | |
| 125 000 | ORD | 6·49 | 811 250·00 | | | | | |
| Total 243750 | | Total | R ① | Total | | | Total | R |

① 1908500·00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| F. WEIDEMAN | P.O. BOX 390 MARAISBURG | 243750 | ORD. |
| | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 158573007 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 158573007 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 10,99592532 ②/③ 1743656943-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500000-00

State capital ____ R 1743656943-35

Premium account ____ R –

Total issued capital ____ R 1744156943-35

Certified correct.

Date 23-1-2002 Signature [signature] ~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1741748443-35 |
| THIS ISSUE | 1908500-00 |
| | R 1743656943-35 |

Exhibit 4

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 12 19

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 1 040 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 25 000 | R5.66 |
| 62 500 | R6.47 |
| 365 000 | R6.49 |
| 365 000 | R7.71 |
| 30 000 | R8.70 |
| 12 000 | R9.50 |
| 40 000 | R11.00 |
| 108 500 | R11.10 |
| 32 000 | R10.95 |

The new ordinary shares are to be listed on 19 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 158 573 007 ordinary no par value shares |
| Stated Capital Account: | R1 743 656 943.35 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VO Hoops; RP Hume; RAR Kebble; F Lips*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 159 613 007 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 743 656 943.35 |
| This issue | R 8 098 625.00 |
| Total | R1 751 755 568.35 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 19 December 2001.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

........................................
Director

........................................
Company Secretary

........................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

19-12-2001
DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 December 2001
REF: MM/mm/5598

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 19 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 December 2001 in respect of 1 040 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 751 755 568-35 divided into 159 613 007 ordinary shares of no par value.

A balance of R44 878 051-16 has been brought forward from your previous application dated 18 December 2001. The issue price of the shares which are the subject of this application is R8 098 625-00 which leaves a balance of R36 779 426-16 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank
**Attention : G. Chiwara**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 20-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | | Total 5000000 | | Total | R 500 000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 20-12-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -01- 30

Registrar of Companies
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

| Name | No of shares |
|---|---|
| D T van der Mescht | 25 000 |
| V C Martin | 15 000 |
| C M Symons | 40 000 |
| L Beukes | 6 000 |
| B de Blocq van Scheltinga | 2 500 |
| B M Pretorius | 12 000 |
| B M Pretorius | 6 000 |
| A Beyers | 30 000 |
| H M de Beer | 8 000 |
| M A Eloff | 75 000 |
| I Davidson | 12 000 |
| I Davidson | 6 000 |
| W Swanepoel | 40 000 |
| V O Hoops | 30 000 |
| V O Hoops | 25 000 |
| P J B Becker | 102 500 |
| P J B Becker | 37 500 |
| R A R Kebble | 62 500 |
| R A R Kebble | 250 000 |
| R A R Kebble | 225 000 |
| C Terblanche | 20 000 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 158573007 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 158573 007 | | Total | R ③ | Total | | Total | R 500000-00 |

① 10,995925 32 ② / ③ 174 3656943-35

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1743656943-35

Premium account R —

Total issued capital R 1744156943-35

5. Shares comprising this allotment:

| No par value | | Par value |
|---|---|---|
| **No. of Shares** | **Issue Price:** | STATED CAPITAL |
| 25 000 ORD | R5.66 | 141 500-00 |
| 62 500 ORD | R6.47 | 404 375-00 |
| 365 000 ORD | R6.49 | 2 368 850-00 |
| 365 000 ORD | R7.71 | 2 814 150-00 |
| 30 000 ORD | R8.70 | 261 000-00 |
| 12 000 ORD | R9.50 | 114 000-00 |
| 40 000 ORD | R11.00 | 440 000-00 |
| 108 500 ORD | R11.10 | 1 204 350-00 |
| 32 000 ORD | R10.95 | 350 400-00 |
| 1040 000 ORD | | 8098 625-00 |

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| SEE ATTACHED | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 159613 007 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 159613007 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

① 10,97501764 ②/③ 1751755568-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 1751755568-35

Premium account R –

Total issued capital R 1752 255 568-35

Certified correct.

Date 23-1-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1743656943-35 |
| THIS ISSUE | 8098625-00 |
| | R 1751755568-35 |

**Exhibit 5**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 12 20

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 298 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 25 000 | R6.49 |
| 87 500 | R7.71 |
| 25 000 | R9.50 |
| 75 000 | R9.59 |
| 40 000 | R10.95 |
| 46 000 | R11.00 |

The new ordinary shares are to be listed on 20 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 159 613 007 ordinary no par value shares |
| Stated Capital Account: | R1 751 755 568.35 |

The share capital subsequent to this application:

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VO Hoops; RP Hume; RAR Kebble; F Lips*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 159 911 507 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 751 755 568.35 |
| This issue | R 2 737 625.00 |
| Total | R1 754 493 193.35 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 20 December 2001.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..........................................................
Director

..........................................................
Company Secretary

..........................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

20-12-2001
DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 December 2001
REF: MM/jvdm/5610

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 20 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 24 December 2001 in respect of 298 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 754 493 193-35 divided into 159 911 507 ordinary shares of no par value.

A balance of R36 779 426-16 has been brought forward from your previous application dated 19 December 2001. The issue price of the shares which are the subject of this application is R2 737 625-00 which leaves a balance of R34 041 801-16 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank (Pty) Limited
Attention : G Chiwara

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 24-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD | 5000000 | cum PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | | Total 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 24-12-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002-01-30

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 159613007 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 159613007 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

①/10, 97501764 · ②/③ 1751755568-35

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1751755568-35

Premium account R —

Total issued capital R 1752255568-35

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 25000 | ORD | 6-49 | 162250-00 | | | | | |
| 87500 | ORD | 7-71 | 674625-00 | | | | | |
| 25000 | ORD | 9-50 | 237500-00 | | | | | |
| 75000 | ORD | 9-59 | 719250-00 | | | | | |
| 40000 | ORD | 10-95 | 438000-00 | | | | | |
| 46000 | ORD | 11-00 | 506000-00 | | | | | |
| Total 298500 | | Total | R ① | Total | | | Total | R |

① 2737625-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| SEE ATTACHED | 45 EMPIRE RD. PARKTOWN | | ORD |
| | | | |

| Name: | No. of Shares |
|---|---|
| C Terblanche | 40 000 |
| S Caddy | 75 000 |
| P J Jonker | 25 000 |
| N A Herrick | 72 500 |
| N A Herrick | 25 000 |
| D S D van den Bergh | 15 000 |
| D S D van den Bergh | 30 000 |
| F G Zeelie | 16 000 |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 159911507 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 159911507 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

① 10,97165067 ②/③ 1754493193-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1754493193-35

Premium account R –

Total issued capital R 1754993193-35

Certified correct.

Date 23-1-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1751755568-35 |
| THIS ISSUE | 2737625-00 |
| R | 1754493193-35 |

**Exhibit 6**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 12 21

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 181 800 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 20 000 | R6.49 |
| 7 000 | R7.00 |
| 36 000 | R7.71 |
| 55 000 | R8.37 |
| 12 000 | R9.50 |
| 23 800 | R10.95 |
| 28 000 | R11.00 |

The new ordinary shares are to be listed on 21 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 159 911 507 ordinary no par value shares |
| Stated Capital Account: | R1 754 493 193.35 |

The share capital subsequent to this application:

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; ~~VC Hoops~~; RP Hume; RAR Kebble; ~~C Lips~~*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 093 307 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 754 493 193.35 |
| This issue | R 1 599 320.00 |
| Total | R1 756 092 513.35 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 21 December 2001.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..............................................
Director

..............................................
Company Secretary

..............................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ............................ SECRETARY

21-12-2001 ............................ DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 December 2001
REF: MM/jvdm/5618

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 21 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 28 December 2001 in respect of 181 800 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 750 092 513-35 divided into 160 093 307 ordinary shares of no par value.

A balance of R34 041 801-16 has been brought forward from your previous application dated 20 December 2001. The issue price of the shares which are the subject of this application is R1 599 320-00 which leaves a balance of R32 442 481-16 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : G Chwara**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 28-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5000 000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | Total | | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28-12-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -01- 3 0

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

| Name | No. of shares |
|---|---|
| C W Roos | 5 000 |
| F H Coetzee | 50 000 |
| G M Davies | 3 000 |
| G M Davies | 6 000 |
| K D Bouch | 20 000 |
| M H G Heyns | 30 000 |
| G Aucamp | 8 000 |
| L J Neveling | 12 000 |
| L J Neveling | 4 000 |
| D J Jacobs | 30000 |
| C Terblanche | 22800 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 159911507 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 159911507 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 10,97165067 ②/③ 1754493193-35

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1754493193-35

Premium account R —

Total issued capital R 1754993193-35

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 20000 | ORD | 6-49 | 129800-00 | | | | | |
| 7000 | ORD | 7-00 | 49000-00 | | | | | |
| 36000 | ORD | 7-71 | 277560-00 | | | | | |
| 55000 | ORD | 8-37 | 460350-00 | | | | | |
| 12000 | ORD | 9-50 | 114000-00 | | | | | |
| 23800 | ORD | 10-95 | 260610-00 | | | | | |
| 28000 | ORD | 11-00 | 308000-00 | | | | | |
| Total 181800 | | Total | R ① | Total | | | Total | R |

① 1599320-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | 45 EMPIRE RD. | | |
| SEE ATTACHED | PARKTOWN | | ORD. |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 160093307 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 160093307 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 10,96918132 ②/③ 1756092513-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500000-00

State capital ____ R 1756092513-35

Premium account ____ R —

Total issued capital ____ R 1756592513-35

Certified correct.

Date 23-1-2002 Signature [signature]
~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 754 493 193-35 |
| THIS ISSUE | 1 599 320-00 |
| | R 1 756 092 513-35 |

Exhibit 7

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 01 28

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 593 950 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 33 241 | R4.52 |
| 20 000 | R6.49 |
| 117 800 | R7.71 |
| 35 000 | R8.37 |
| 255 009 | R9.50 |
| 37 500 | R9.59 |
| 10 000 | R9.86 |
| 34 200 | R10.95 |
| 40 000 | R11.00 |
| 11 200 | R12.50 |

The new ordinary shares are to be listed on 29 January 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 093 307 ordinary no par value shares |
| Stated Capital Account: | R1 756 092 513.35 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 687 257 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 756 092 513.35 |
| This issue | R 5 316 537.82 |
| Total | R1 761 409 051.17 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 29 January 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

...........................................................................
Director

...........................................................................
Company Secretary

...........................................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

28-1-2002
DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 January 2002
REF: MM/jvdm/5775

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 28 January 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 31 January 2002 in respect of 593 950 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 761 409 051-17 divided into 160 687 257 ordinary shares of no par value.

A balance of R32 442 481-16 has been brought forward from your previous application dated 21 December 2001. The issue price of the shares which are the subject of this application is R5 316 537-82 which leaves a balance of R27 125 943-34 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 31-1-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD. | 5000 000 | CUM PREF | 0-10 | 500000-00 |
| Total 300 000 000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -03- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

DURBAN ROODEPOORT DEEP L

| Name | No. of options Sold |
| --- | --- |
| M Marais | 15,000 |
| P Zietsman | 40000 |
| P Zietsman | 15000 |
| G Collins | 33241 |
| A Smuts | 30000 |
| CJS Moller | 10000 |
| A J Graham | 12000 |
| A J Graham | 6000 |
| H Wessels | 16000 |
| V C Martin | 7500 |
| B Ebell | 10000 |
| B Ebell | 39300 |
| B Ebell | 11200 |
| B Ebell | 40000 |
| P J de Bruin | 12000 |
| P J de Bruin | 8000 |
| | |
| TOTAL | 305,241 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 160093307 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 160093307 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500000-00

Stated capital ______ R 1756092513-35

Premium account ______ R —

Total issued capital ______ R 1756592513-35

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 33 241 | ORD | 4-52 | 150249-32 | | | | | |
| 20 000 | ORD | 6-49 | 129800-00 | | | | | |
| 117 800 | ORD | 7-71 | 908238-00 | | | | | |
| 35 000 | ORD | 8-37 | 292950-00 | | | | | |
| 255 009 | ORD | 9-50 | 2422585-50 | | | | | |
| 37 500 | ORD | 9-59 | 359625-00 | | | | | |
| 10 000 | ORD | 9-86 | 98600-00 | | | | | |
| 34 200 | ORD | 10-95 | 374490-00 | | | | | |
| 40 000 | ORD | 11-00 | 440000-00 | | | | | |
| 11 200 | ORD | 12-50 | 140000-00 | | | | Total | R |
| TOTAL 593 950 | | | 5316537-82 | | | | | |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| SEE ATTACHED | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 160 687 257 | ORD | ① | ② | 5000 000 | CUM PREF | 0-10 | – | – | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 160687257 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 10,96172206 ②/③ 1761409051-17

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1761409051-17

Premium account R –

Total issued capital R 1761909051-17

Certified correct.

Date 25-2-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1756 092 513-35 |
| THIS ISSUE | 5 316 537-82 |
| | R 1761 409 051-17 |

Exhibit 8

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 01 29

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 71 947 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 61 947 | R4.52 |
| 10 000 | R11.00 |

The new ordinary shares are to be listed on 30 January 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 687 257 ordinary no par value shares |
| Stated Capital Account: | R1 761 409 051.17 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 759 204 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 761 409 051.17 |
| This issue | R 390 000.44 |
| Total | R1 761 799 051.61 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 30 January 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

.............................................................
Director

.............................................................
Company Secretary

.............................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

| | |
|---|---|
| [signature] | 29-1-2002 |
| SECRETARY | DATE |

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 January 2002
REF: VS/jvdm/5782

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 29 January 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 31 January 2002 in respect of 71 947 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 761 799 051-61 divided into 160 759 204 ordinary shares of no par value.

A balance of R27 125 943-34 has been brought forward from your previous application dated 28 January 2002. The issue price of the shares which are the subject of this application is R291 000-44 which leaves a balance of R26 834 942-90 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N. Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 31-1-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300 000 000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 160 687257 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 160 687257 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 10,96172206 ②/③ 1761409051-17

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1761409051-17

Premium account R –

Total issued capital R 1761909051-17

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 61947 | ORD | 4-52 | 280000-44 | | | | | |
| 10000 | ORD | 11-00 | 110000-00 | | | | | |
| | | | | | | | | |
| Total 71947 | | Total | R ① | Total | | | Total | R |

① 390000-44

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*.

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| D F STEELE | 45 EMPIRE RD PARKTOWN | 10 000 | ORD |
| M WELLESLEY-WOOD | " | 61 947 | ORD |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 160759204 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 160759204 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 10,95924219 ②/③ 1761799051-61

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1761799051-61

Premium account R –

Total issued capital R 1762299051-61

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1761 409 051-17 |
| THIS ISSUE | 390 000-44 |
| | R 1761 799 051-61 |

77

**Exhibit 9**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 01 30

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 229 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 75 000 | R6.49 |
| 14 000 | R6.86 |
| 32 000 | R7.71 |
| 36 000 | R9.50 |
| 45 000 | R9.59 |
| 3 000 | R11.00 |
| 24 000 | R11.10 |

The new ordinary shares are to be listed on 31 January 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 759 204 ordinary no par value shares |
| Stated Capital Account: | R1 761 799 051.61 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 988 204 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 761 799 051.61 |
| This issue | R 1 902 460.00 |
| Total | R1 763 701 511.61 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or after 31 January 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

F H Coetzee

.............................................
Director

.............................................
Company Secretary

.............................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 30-1-2002

SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

01 February 2002
REF: MM/tm/5788

The Company Secretary
Durban Roodepoort Deep Limited
PO Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 30 January 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 4 February 2002 in respect of 229 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 763 701 511-61 divided into 160 988 204 ordinary shares of no par value.

A balance of R26 834 942-90 has been brought forward from your previous application dated 29 January 2002. The issue price of the shares which are the subject of this application is R1 902 460-00 which leaves a balance of R24 932 482-90 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank Limited

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 4-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD | 5000000 | Cum PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002-03-01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

DURBAN ROODEPOORT DEEP L

| Name | No. of options Sold |
|---|---|
| J K Zoller | 30,000 |
| A Hamman | 45,000 |
| V O Hoops | 75,000 |
| M J Freer | 6,000 |
| J J Barnard | 24,000 |
| D van Zyl | 12,000 |
| D Griffiths | 12,000 |
| V Naidoo | 3,000 |
| L D M Scheepers | 2,000 |
| TOTAL | 209,000 |
| B King | 20 000 |
| | 229000 |

 

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 160759204 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 160759204 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

①10,95924219 ②/③ 1761799051-61

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1761799051-61

Premium account R —

Total issued capital R 1762299051-61

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 75000 | ORD | 6-49 | 486750-00 | | | | | |
| 14000 | ORD | 6-86 | 96040-00 | | | | | |
| 32000 | ORD | 7-71 | 246720-00 | | | | | |
| 36000 | ORD | 9-50 | 342000-00 | | | | | |
| 45000 | ORD | 9-59 | 431550-00 | | | | | |
| 3000 | ORD | 11-00 | 33000-00 | | | | | |
| 24000 | ORD | 11-10 | 266400-00 | | | | | |
| Total 229000 | | Total | R ① | Total | | | Total | R |

① 1902460-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE | 9c 45 EMPIRE | | ORDINARY |
| ATTACHED | ROAD, PARKTOWN | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | ~~Issue~~ price per share | Stated capital | Number of shares | Class of shares | Nominal ~~amount~~ of each share | ~~Premium~~ on each share | ~~Total~~ premium account | Total amount of paid-up ~~capital,~~ excluding premium |
| | | R | R | | | R | R | R | R |
| 160 988 204 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 160988204 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 10,95547044 ②/③ 1763701511-61

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1763 701511-61

Premium account R

Total issued capital R 1764 201511-61

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1761 799 051-61 |
| THIS ISSUE | 1902 460-00 |
| | R 1763 701 511-61 |

**Exhibit 10**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 01

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 86 250 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 4 000 | R4.52 |
| 17 250 | R7.71 |
| 10 000 | R8.37 |
| 37 000 | R9.50 |
| 18 000 | R10.95 |

The new ordinary shares are to be listed on 4 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 160 988 204 ordinary no par value shares |
| Stated Capital Account: | R1 763 701 511.61 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British).(**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 161 074 454 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 763 701 511.61 |
| This issue | R 783 377.50 |
| Total | R1 764 484 889.11 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 4 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

FH COETZEE
1/2/2002.

Director

Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

| | |
|---|---|
| ............................................ | 1-2-2002 |
| SECRETARY | DATE |

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

04 February 2002
REF: MM/mr/5799

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 1 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 5 February 2002 in respect of 86 250 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 764 484 889-11 divided into 161 074 454 ordinary shares of no par value.

A balance of R24 932 482-90 has been brought forward from your previous application dated 30 January 2002. The issue price of the shares which are the subject of this application is R761 477 -50 which leaves a balance of R24 171 005-40 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 5-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000000 | CUM PREF | | |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

DURBAN ROODEPOORT DEEP LI

| Name | No. of options Sold |
|---|---|
| B M Pretorius | 4,000 |
| B M Pretorius | 5000 |
| B de Blocq | 5000 |
| L J Neveling | 11250 |
| L J Neveling | 14000 |
| J Morfopoulos | 6000 |
| J Morfopoulos | 12000 |
| P J Jonker | 25000 |
| J J Storm | 4000 |
| TOTAL | 86,250 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 160988204 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 160988204 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 10,95547044 ②/③ 1763701511-61

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________ R 500000-00

Stated capital ________ R 1763701511-61

Premium account ________ R —

Total issued capital ________ R 1764201511-61

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 4000 | ORD | 4-52 | 18080-00 | | | | | |
| 17250 | ORD | 7-71 | 132997-50 | | | | | |
| 10000 | ORD | 8-37 | 83700-00 | | | | | |
| 37000 | ORD | 9-50 | 351500-00 | | | | | |
| 18000 | ORD | 10-95 | 197100-00 | | | | | |
| Total 86250 | | Total | R | Total | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I-T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE | 45 EMPIRE RD. | | ORDINARY |
| ATTACHED | PARKTOWN | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 161074454 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 161074454 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 10,9544676 ②/③ 1764484889-11

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1764484889-11

Premium account R –

Total issued capital R 1764984889-11

Certified correct.

Date 25-2-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1763701511-61 |
| THIS ISSUE | 783377-50 |
| | R 1764484889-11 |

Exhibit 11

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 04

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 77 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 12 000 | R4.52 |
| 33 500 | R7.71 |
| 20 000 | R9.50 |
| 12 000 | R14.35 |

The new ordinary shares are to be listed on 5 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 161 074 454 ordinary no par value shares |
| Stated Capital Account: | R1 764 484 889.11 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 161 151 954 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 764 484 889.11 |
| This issue | R 674 725.00 |
| Total | R1 765 159 614.11 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 5 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..........................................................
Director

..........................................................
Company Secretary

..........................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 4-2-2002

SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 February 2002
REF: PA/jvdm/5803

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 4 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 6 February 2002 in respect of 77 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 765 159 614-11 divided into 181 151 954 ordinary shares of no par value.

A balance of R24 171 005-40 has been brought forward from your previous application dated 1 February 2002. The issue price of the shares which are the subject of this application is R674 725-00 which leaves a balance of R23 496 280-40 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : Nick Stevenson**

Form ~~CM 15~~

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Return of allotment of shares

~~[Section 93 (3)]~~

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 5-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| Total 300000000 | | Total 5000000 | | | Total R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

DURBAN ROODEPOORT DEEP L

| Name | No. of options Sold |
| --- | --- |
| P A W A Schenck | 12,000 |
| P A W A Schenck | 6,000 |
| P A W A Schenck | 12,000 |
| W A Boshoff | 20,000 |
| D Whittaker | 6,000 |
| J Oosthuizen | 4,000 |
| TOTAL | 60,000 |
| DJ Jacobs | 17500 |
| | 77500 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 161074454 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 161074454 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① 10,9544676 ②/③ 1764484889-11

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1764484889-11

Premium account R —

Total issued capital R 1764984889-11

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 12000 | ORD | 4-52 | 54240-00 | | | | | |
| 33500 | ORD | 7-71 | 258285-00 | | | | | |
| 20000 | ORD | 9-50 | 190000.00 | | | | | |
| 12000 | ORD | 14-35 | 172200.00 | | | | | |
| Total 77500 | | Total | R ① | Total | | | Total | R |

① 674725-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

b) The consideration for which the shares have been allotted is as follows*

copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or or service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in riting, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see verleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

: The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE ATTACHED | 45 EMPIRE | | ORD |
| | ROAD | | |
| | PARKTOWN | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 161151954 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 161151954 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 10,95648901 ②/③ 1765 159 614-11

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1765 159 614-11

Premium account R –

Total issued capital R 1765 659 614-11

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1764484889-11 |
| THIS ISSUE | 674725-00 |
| R | 1765 159 614-11 |

**Exhibit 12**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 05

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 517 250 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 25 000 | R5.66 |
| 17 500 | R7.26 |
| 155 250 | R7.71 |
| 16 000 | R7.80 |
| 6 000 | R8.07 |
| 156 000 | R8.37 |
| 7 500 | R9.18 |
| 14 000 | R9.50 |
| 12 000 | R10.90 |
| 14 000 | R10.95 |
| 60 000 | R11.00 |
| 8 000 | R11.10 |
| 26 000 | R11.80 |

The new ordinary shares are to be listed on 6 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 161 151 954 ordinary no par value shares |
| Stated Capital Account: | R1 765 159 614.11 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 161 669 204 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 765 159 614.11 |
| This issue | R 4 486 017.50 |
| Total | R1 769 645 631.61 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 6 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

........................................ F H COETZEE.
Director

........................................
Company Secretary

........................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

5-2-2002
DATE

H Botes



JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

6 February 2002
REF: MM/jvdm/5816

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 5 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 7 February 2002 in respect of 517 250 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 769 645 631-61 divided into 161 669 204 ordinary shares of no par value.

A balance of R23 496 280-40 has been brought forward from your previous application dated 4 February 2002. The issue price of the shares which are the subject of this application is R4 486 017-50 which leaves a balance of R19 010 262-90 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 6-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD. | 5 000 000 | cum PREF | 0-10 | 500000 |
| | | | | | |
| Total 300 000 000 | | Total 5000000 | | Total | R 500000 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of companies Registration Office
2002 -03- 01
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

| Name | No. of shares | Issue Price |
|---|---|---|
| G Dempsey | 17 500 | R7.26 |
| M Marais | 9 000 | R7.71 |
| M Marais | 6 000 | R8.07 |
| M Marais | 8 000 | R11.10 |
| ~~J Engels~~ | ~~10 000~~ | R7.71 |
| N Odendaal | 6 000 | R9.50 |
| N Odendaal | 2 000 | R7.71 |
| M Eloff | 41 250 | R7.71 |
| H M de Beer | 4 000 | R7.71 |
| A Beyers | 16 000 | R7.80 |
| A Beyers | 24 000 | R7.71 |
| A Beyers | 10 000 | R8.37 |
| J H Dissel | 18 000 | R8.37 |
| D H Jenner | 4 000 | R7.71 |
| G P Lubbe | 2 000 | R7.71 |
| B de B van Scheltinga | 15 000 | R7.71 |
| B de B van Scheltinga | 26 000 | R11.80 |
| K P Kruger | 11 250 | R7.71 |
| K P Kruger | 14 000 | R10.95 |
| K P Kruger | 12 000 | R10.90 |
| F Weideman | 100 000 | R8.37 |
| D T van der Mescht | 25 000 | R5.66 |
| D T van der Mescht | 23 000 | R7.71 |
| J J J P Pretorius | 6 000 | R7.71 |
| J J J P Pretorius | 8 000 | R9.50 |
| D S D van den Bergh | 60 000 | R11.00 |
| D S D van den Bergh | 18 000 | R8.37 |
| TB Desbois | 7500 | 9-18 |
| TB Desbois | 3750 | 7-71 |
| R P Hume | 10 000 | 8-37 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 161151954 | ORD | ① | ② | 5000 000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 161151954 | | Total | R ③ | Total 5000 000 | | Total | R 500000 |

①10,95648901 ②/③ 1765159614-11

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 1765 159614-11

Premium account R —

Total issued capital R 1765 659 614-11

5. Shares comprising this allotment:

| No. of shares | Issue Price | Stated Capital |
|---|---|---|
| 25,000 | 5.66 | 141,500.00 |
| 17,500 | 7.26 | 127,050.00 |
| 155,250 | 7.71 | 1,196,977.50 |
| 16,000 | 7.8 | 124,800.00 |
| 6,000 | 8.07 | 48,420.00 |
| 156,000 | 8.37 | 1,305,720.00 |
| 7,500 | 9.18 | 68,850.00 |
| 14,000 | 9.5 | 133,000.00 |
| 12,000 | 10.9 | 130,800.00 |
| 14,000 | 10.95 | 153,300.00 |
| 60,000 | 11 | 660,000.00 |
| 8,000 | 11.1 | 88,800.00 |
| 26,000 | 11.8 | 306,800.00 |
| 517,250 | | 4,486,017.50 |

| Par value | | | |
|---|---|---|---|
| Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | R | R | R |
| | | | |
| | | | |
| | | | |
| | | Total | R |

| | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE | 45 EMPIRE | | ORD |
| ATTACHED | ROAD | | |
| | PARKTOWN | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 161669204 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 161669204 | | Total | R ③ | Total 5000000 | | | | Total R | 500000 |

① 10,94608983 ②/③ 1769645631-61

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1769645631-61

Premium account R –

Total issued capital R 1770145631-61

Certified correct.

Date 25-2-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1765159614-11 |
| THIS ISSUE | 4486017-50 |
| | R 1769645631-61 |

**Exhibit 13**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 05

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 2 000 000 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of 2 000 000 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 6 February 2002. The 2 000 000 new ordinary shares will be issued to public shareholders in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 23 November 2001. The issue price is R17.50 per share, being a 1.1% discount to the 30-day weighted average share price preceding the date of approval of the issue price by the directors. The voting level required and achieved at the annual general meeting was 75%.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. **Stated Capital at present:**

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 161 669 204 ordinary no par value shares |
| Stated Capital Account: | R1 769 645 631.61 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

5. **Stated Capital after this issue:**

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 163 669 204 |
| Stated Capital Account: | |
| Balance b/f | R1 769 645 631.61 |
| This issue | R 35 000 000.00 |
| Listing expenses | R 32 707.74 |
| TOTAL | R1 804 612 923.87 |

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R32707.74 attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 5 341 - 99.84%

9. The new ordinary shares will be allotted and share certificates issued on 6 February 2002.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application as well as a schedule of all issues that have taken place over the past three years.

Yours faithfully

..........................................................................
Director

..........................................................................
Secretary

..........................................................................
Sponsor

Resolution No. 03/2002
Originator: I L Murray

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 1 FEBRUARY 2002**

**RESOLVED:**

1. **THAT** the Company allot and issue 2 000 000 new ordinary shares by way of a general issue under its blanket authority to issue shares for cash to public shareholders at an issue price of R17.50 per share;

2. **THAT** application be made to the JSE Securities Exchange South Africa to list the new ordinary shares; and

3. **THAT** any director be and he is hereby authorised and empowered to sign on behalf of the Company all documentation to give effect to the above resolutions.

Certified a true copy

[signature] ............................ SECRETARY

1-2-2002 ............................ DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

7 February 2002
REF: TL/tm/5822

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : ISSUE OF SHARES FOR CASH**

Your application for listing dated 5 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 8 February 2002 in respect of 2 000 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 804 612 923-87 divided into 163 669 204 ordinary shares of no par value.

Thank you for payment of R32 707-74 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank (Pty) Limited
Attention : Nick Stevenson

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 8-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000 000 | ORD | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000 000 | | Total 5000000 | | | Total R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 161669204 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 161669204 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① 10,94608983 ② / ③ 1769645631-61

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1769645631-61

Premium account R –

Total issued capital R 1770145631-61.

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 2000000 | ORD | 17-50 | 35000000 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 2000000 | | Total | R ① | Total | | | Total | R |

35000000

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED UNDER GENERAL AUTHORITY TO ISSUE SHARES FOR CASH

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| CIBC WORLD | c/o FIRST | 2000000 | ORD. |
| MARKETS | NATIONAL BANK | | |
| | JOHANNESBURG | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 163 669 204 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 163669204 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 11,02597726 ②/③ 1,804,612,923-87

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000

State capital R 1804612923-87

Premium account R –

Total issued capital R 1805112923-87

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1769645631-61 |
| THIS ISSUE | 35000000-00 |
| LISTING EXPENSES | ( 32707-74) |
| R | 1804612923-87 |

**Exhibit 14**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 06

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

**APPLICATION FOR THE LISTING OF 430 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 4 000 | R11.80 |
| 40 000 | R8.37 |
| 163 000 | R11.00 |
| 123 750 | R7.71 |
| 64 000 | R10.95 |
| 5 000 | R10.90 |
| 2 000 | R9.50 |
| 25 000 | R6.49 |
| 4 000 | R7.79 |

The new ordinary shares are to be listed on 6 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 163 669 204 ordinary no par value shares |
| Stated Capital Account: | R1 804 612 923.87 |

The share capital subsequent to this application:

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 164 099 954 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 804 612 923.87 |
| This issue | R 4 096 822.50 |
| Total | R1 808 709 746.37 |

The new shares will rank *pari passu* with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 6 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..............................................................
Director

..............................................................
Company Secretary

..............................................................
Sponsor

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

7 February 2002
REF: MM/tm/5820

The Company Secretary
Durban Roodepoort Deep Limited
PO Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 6 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 8 February 2002 in respect of 430 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 808 709 746-37 divided into 164 099 954 ordinary shares of no par value.

A balance of R19 010 262-90 has been brought forward from your previous application dated 5 February 2002. The issue price of the shares which are the subject of this application is R4 096 822-50 which leaves a balance of R14 913 440-40 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank Limited
**Attention : Nick Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 6-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000000 | Cum Pref | 0-10 | 500000 |
| | | | | | |
| Total 300 000 000 | | Total 5000000 | | | Total R 500000 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | | Total R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office

2002 -03- 0 1

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

| Name | Number of shares | Issue price |
|---|---|---|
| 3 de B van Scheltinga | 4 000 | R11.80 |
| / O Hoops | 15 000 | R8.37 |
| V S de Klerk | 25 000 | R11.00 |
| ( Hall | 10 000 | R8.37 |
| ~~O'Driscoll~~ | ~~11 250~~ | ~~R7.71~~ |
| I W Wessels | 15 000 | R7.71 |
| I W Wessels | 24 000 | R10.95 |
| M Naidoo | 8 000 | R11.00 |
| M Bailey | 5 000 | R10.90 |
| J Laing | 30 000 | R11.00 |
| J Freer | 2 000 | R9.50 |
| H Dissel | 97 500 | R7.71 |
| H Dissel | 25 000 | R6.49 |
| Hall | 10 000 | R8.37 |
| G Zeelie | 4 000 | R7.79 |
| M Symons | 100 000 | R11.00 |
| J Botes | 40 000 | R10.95 |
| J Botes | 5 000 | R8.37 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 163669204 | ORD | ① | ⑤ | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 163669204 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① 11,02597726 ⑤/③ 1804612923-87

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 1804612923-87

Premium account ______ R –

Total issued capital ______ R 1805112923-87

5. Shares comprising this allotment:

| No. Shares | Issue Price | Stated Capital |
|---|---|---|
| 4,000 | 11.80 | 47,200.00 |
| 40,000 | 8.37 | 334,800.00 |
| 163,000 | 11.00 | 1,793,000.00 |
| 123,750 | 7.71 | 954,112.50 |
| 64,000 | 10.95 | 700,800.00 |
| 5,000 | 10.90 | 54,500.00 |
| 2,000 | 9.50 | 19,000.00 |
| 25,000 | 6.49 | 162,250.00 |
| 4,000 | 7.79 | 31,160.00 |
| 430,750 | | 4,096,822.50 |

| Par value | | | | |
|---|---|---|---|---|
| Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | R |
| | | | | |
| | | | | |
| | | | | |
| tal | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE | 45 EMPIRE RD | | ORD |
| ATTACHED | PARKTOWN | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 164 099954 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | - | - | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 164099954 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 11,02200032 ②/③ 1808709746-37

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000

State capital R 1808709746-37

Premium account R —

Total issued capital R 1809209746-37

Certified correct.

Date 25-2-2002 Signature [signature] ~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1804 612923-87 |
| THIS ISSUE | 4 096822-50 |
| R | 1808 709746-37 |

Exhibit 15

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 07

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 414 553 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 26 000 | R11.00 |
| 30 000 | R10.75 |
| 25 000 | R10.95 |
| 113 500 | R7.71 |
| 175 000 | R6.49 |
| 24 000 | R9.50 |
| 13 053 | R4.52 |
| 8 000 | R11.10 |

The new ordinary shares are to be listed on 7 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 164 099 954 ordinary no par value shares |
| Stated Capital Account: | R1 808 709 746.37 |

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 164 514 507 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 808 709 746.37 |
| This issue | R 3 268 884.56 |
| Total | R1 811 978 630.93 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 7 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

Director

Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

.............................................. 7-2-2002

SECRETARY DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

7 February 2002
REF: MM/tm/5830

The Company Secretary
Durban Roodepoort Deep Limited
PO Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 7 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 8 February 2002 in respect of 414 553 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 811 978 630-93 divided into 164 514 507 ordinary shares of no par value.

A balance of R14 913 440-40 has been brought forward from your previous application dated 6 February 2002. The issue price of the shares which are the subject of this application is R3 268 884-56 which leaves a balance of R11 644 555-84 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank Limited
**Attention : Nick Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 7-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000000 | CUM PREF | 0-10 | 500 000.00 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | Total | R 500000.00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 164099954 | ORD | ① | ② | 5000 000 | CUM PREF | 0-10 | 500 000 |
| Total 164099954 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① 11,02200032 ②/③ 1808 709746-37

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000

Stated capital R 1808 709746-37

Premium account R —

Total issued capital R 1809209746-37

5. Shares comprising this allotment:

No par value

| No,.of Shares | Issue Price | Stated Capital |
|---|---|---|
| 26,000 | 11.00 | 286,000 |
| 30,000 | 10.75 | 322,500 |
| 25,000 | 10.95 | 273,750 |
| 113,500 | 7.71 | 875,085 |
| 175,000 | 6.49 | 1,135,750 |
| 24,000 | 9.50 | 228,000 |
| 13,053 | 4.52 | 59,000 |
| 8,000 | 11.10 | 88,800 |
| 414,553 | | 3,268,885 |

Par value

| Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
|---|---|---|---|---|
| | | R | R | R |
| | | | | |
| | | | | |
| | | | | |
| | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE ATTACHED | 45 EMPIRE RD | | ORD |
| | PARKTOWN | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 164514507 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 164514507 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 11,02200032 ② / ③ / 1811978630-93

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000

State capital R 1811978630-93

Premium account R –

Total issued capital R 1812478630-93

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager/~~Secretary

*Rubber stamp of company, if any, or of secretaries.*

| STATED CAPITAL ACCOUNT | |
|---|---|
| BALANCE B/F | 1808709746-37 |
| THIS ISSUE | 3268884-56 |
| | R 1811978630-93 |

Exhibit 16

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 08

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

**APPLICATION FOR THE LISTING OF 115 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 6 000 | R7.00 |
| 12 000 | R7.71 |
| 30 000 | R10.75 |
| 25 000 | R11.00 |
| 16 000 | R9.50 |
| 16 000 | R11.10 |
| 10 000 | R4.52 |

The new ordinary shares are to be listed on 8 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 164 514 507 ordinary no par value shares |
| Stated Capital Account: | R1 811 978 630.937 |

The share capital subsequent to this application:

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 164 629 507 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 811 978 630.93 |
| This issue | R 1 106 820.00 |
| Total | R1 813 085 450.93 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 8 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..........................................

Director

..........................................

Company Secretary

..........................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

8-2-2002
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

8 February 2002
REF: MM/tm/5835

The Company Secretary
Durban Roodepoort Deep Limited
PO Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 8 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 11 February 2002 in respect of 115 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 813 085 450-93 divided into 164 629 507 ordinary shares of no par value.

A balance of R11 644 555-84 has been brought forward from your previous application dated 7 February 2002. The issue price of the shares which are the subject of this application is R1 106 820-00 which leaves a balance of R10 537 735-84 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank Limited
Attention : Nick Stevenson

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 16

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 8-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000000 | ORD. | 5000000 | Cum Pref | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | | Total R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | | Total R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

| Name | No. of Shares |
|---|---|
| R Plaistowe | 25000 |
| H N Gouws | 16000 |
| W Hatton-Jones | 10000 |
| P L Visser | 9000 |
| R D McAUlay | 25000 |
| D J Jacobs | 30000 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 164514507 | ORD | ① | ② | 5000 000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 164514507 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① 11,02200032 ②/③ 1811978630-93

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500000

Stated capital ______ R 1811978630-93

Premium account ______ R —

Total issued capital ______ R 1812478630-93

5. Shares comprising this allotment:

| No par value | | | Par value | | | | |
|---|---|---|---|---|---|---|---|
| No. of Shares | Issue Price | Stated Capital | ...r of ...es | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | | | | R | R | R |
| 6,000 | 7.00 | 42,000 | | | | | |
| 12,000 | 7.71 | 92,520 | | | | | |
| 30,000 | 10.75 | 322,500 | | | | | |
| 25,000 | 11.00 | 275,000 | | | | | |
| 16,000 | 9.50 | 152,000 | | | | | |
| 16,000 | 11.10 | 177,600 | | | | | |
| 10,000 | 4.52 | 45,200 | | | | | |
| **115,000** | | **1,106,820** | | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE ATTACHED | 45 EMPIRE RD. | | ORD. |
| | PARKTOWN | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 164629507 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 164629507 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 11,01312567 ② / ③ 1813,085,450-93

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000

State capital R 1813085450-93

Premium account R –

Total issued capital R 1813585450-93

Certified correct.

Date 25-2-2002 Signature [signature]
~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1811 978 630-93 |
| THIS ISSUE | 1 106 820-00 |
| | R 1813 085 450-93 |

Exhibit 17

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 18

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 475 448 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 116 000 | R9.50 |
| 3 000 | R7.00 |
| 40 000 | R7.71 |
| 65 448 | R4.52 |
| 110 000 | R6.49 |
| 45 000 | R10.75 |
| 78 000 | R11.00 |
| 8 000 | R6.86 |
| 10 000 | R8.37 |

The new ordinary shares are to be listed on 18 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 164 629 507 ordinary no par value shares |
| Stated Capital Account: | R1 813 085 450.93 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 104 955 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 813 085 450.93 |
| This issue | R 3 921 454.96 |
| Total | R1 817 006 905.89 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 18 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..........................................................
Director

..........................................................
Company Secretary

..........................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

18-2-2002
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 February 2002
REF: MM/mr/5887

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 18 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 20 February 2002 in respect of 475 448 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 817 006 905-89 divided into 165 104 955 ordinary shares of no par value.

A balance of R10 537 735-84 has been brought forward from your previous application dated 8 February 2002. The issue price of the shares which are the subject of this application is R3 921 454-96 which leaves a balance of R6 616 280-88 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank Limited
**Attention : Nick Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 18-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | CUM PREFS | 0-10 | 500000 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | | Total R 500000 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | | Total R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address PO BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

| .ame | No. of Shares |
|---|---|
| R D McAulay | 25000 |
| B Enslin | 60000 |
| G P Aucamp | 8000 |
| A J Swanepoel | 8000 |
| D v.d. Mescht | 34448 |
| V Hoops | 10000 |
| B de Blocq | 5000 |
| R Plaistowe | 70000 |
| R A R Kebble | 100000 |
| D J Jacobs | 45000 |
| I L Murray | 110000 |
| | 475448 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 164629507 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 164629507 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① ②/③/1813085450-93

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000

Stated capital R 1813085450-93

Premium account R —

Total issued capital R 1813585450-93

5. Shares comprising this allotment:

| No. of Shares | Issue Price | Stated Capital |
|---|---|---|
| 116,000 | 9.50 | 1,102,000 |
| 3,000 | 7.00 | 21,000 |
| 40,000 | 7.71 | 308,400 |
| 65,448 | 4.52 | 295,825 |
| 110,000 | 6.49 | 713,900 |
| 45,000 | 10.75 | 483,750 |
| 78,000 | 11.00 | 858,000 |
| 8,000 | 6.86 | 54,880 |
| 10,000 | 8.37 | 83,700 |
| **475,448** | | **3,921,455** |

| Par value | | | | |
|---|---|---|---|---|
| er of es | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | R |
| | | | | |
| | | | | |
| | | | | |
| | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE ATTACHED | 45 EMPIRE | | ORD. |
| | ROAD | | |
| | PARKTOWN | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165 104955 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165104955 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

① 11,00213439 ② / ③ 1817006905-89

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000

State capital R 1817 006 905-89

Premium account R –

Total issued capital R 1817506905-89

Certified correct.

Date 25-2-2002 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1813085450-93 |
| THIS ISSUE | 3921454-96 |
| | R 1817006905-89 |

Exhibit 18

# DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 02 19

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 163 250 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 72 000 | R9.50 |
| 10 000 | R11.00 |
| 64 250 | R7.71 |
| 3 000 | R7.00 |
| 8 000 | R6.86 |
| 6 000 | R10.95 |

The new ordinary shares are to be listed on 19 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 104 955 ordinary no par value shares |
| Stated Capital Account: | R1 817 006 905.89 |

The share capital subsequent to this application:

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 268 205 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 817 006 905.89 |
| This issue | R 1 430 947.50 |
| Total | R1 818 437 853.39 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 19 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..............................................
Director

..............................................
Company Secretary

..............................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

19-2-2002
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 February 2002
REF: MM/mr/5894

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 19 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 20 February 2002 in respect of 163 250 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 818 437 853-39 divided into 165 268 205 ordinary shares of no par value.

A balance of R6 616 280-88 has been brought forward from your previous application dated 18 February 2002. The issue price of the shares which are the subject of this application is R1 430 947-50 which leaves a balance of R5 185 333-38 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc: Standard Corporate and Merchant Bank
**Attention : N. Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 19-2-2002.

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD. | 5000000 | CUM PREF | 0-10 | 500 000 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

161

| | No. of Shares |
|---|---|
| Driscoll | 12000 |
| Steele | 10000 |
| J de Bruin | 21000 |
| J Fouche | 11000 |
| Swanepoel | 8000 |
| McWha | 81250 |
| vd Merwe | 20000 |
| | 163250 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165104955 | ORD | ① | ⑤ | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 165104955 | | Total | R ⑤ | Total | | Total | R 500000 |

① 11,00213439 ⑤/⑤ 1817006905-89

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000

Stated capital R 1817006905-89

Premium account R —

Total issued capital R 1817506905-89

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 72000<br>10000 | ORD | 9-50<br>11-00 | 684000<br>110000 | | | | | |
| 64250<br>3000 | ORD | 7-71<br>7-00 | 495367-50<br>21000-00 | | | | | |
| 8000<br>6000 | ORD | 6-86<br>10-95 | 54880-00<br>65700-00 | | | | | |
| Total 163250 | | Total | R ① | Total | | | Total | R |

① 1430947-50

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED 1.7.0. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE ATTACHED | 45 EMPIRE RD. | | ORD. |
| | PARKTOWN | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165268205 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165268205 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 |

11,00295034

②/③ 1818437853-39

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000

State capital R 1818437853-39

Premium account R —

Total issued capital R 1818937853-39

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1817006905-89 |
| THIS ISSUE | 1430947-50 |
| | R 1818437853-39 |

164

**Exhibit 19**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 02 20

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 29 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 1 000 | R7.71 |
| 28 000 | R9.50 |

The new ordinary shares are to be listed on 20 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 268 205 ordinary no par value shares |
| Stated Capital Account: | R1 818 437 853.39 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 297 205 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 818 437 853.39 |
| This issue | R 273 710.00 |
| Total | R1 818 711 563.39 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 20 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

Mark Wellesley-Wood

Director

Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

| | |
|---|---|
| [signature] | 23-2-2002 |
| SECRETARY | DATE |

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 February 2002
REF: MM/mr/5909

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 20 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 21 February 2002 in respect of 29 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 818 711 563-39 divided into 165 297 205 ordinary shares of no par value.

A balance of R5 185 333-38 has been brought forward from your previous application dated 19 February 2002. The issue price of the shares which are the subject of this application is R273 710-00 which leaves a balance of R4 911 623-38 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N. Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 20-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | Total | R 500000 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 25-2-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165268205 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000 |
| | | | | | | | |
| Total 165268205 | | Total | R ③ | Total 5000000 | | Total | R 500000 |

① 11,00295034 ②/③ 1818437853-39

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000

Stated capital R 1818437853-39

Premium account R –

Total issued capital R 1818937853-39

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 1000 | ORD | 7-71 | 7710-00 | | | | | |
| 28000 | ORD | 9-50 | 266000-00 | | | | | |
| | | | | | | | | |
| Total 29000 | | Total | R ⑦ | Total | | | Total | R |

⑦ 273 710-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| G.P. Lubbe | 45 EMPIRE | 1000 | ORD |
| D. WHITTAKER | RD. PARKTOWN | 8 000 | ORD |
| B KING | | 20 000 | ORD. |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165 297205 | ORD | ① | ⑤ | 5000000 | CUM PREF | 0-10 | - | - | 500 000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165297205 | | Total | R ③ | Total 5000000 | | | Total | R | 500 000 |

11,00267583 ⑤ / ③ 1818 711 563-39

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000

State capital R 1818 711 563-39

Premium account R —

Total issued capital R 1819 211 563-39

Certified correct.

Date 25-2-2002 Signature [signature]

~~Director/Manager/~~Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1818 437 853-39 |
| THIS ISSUE | 273 710-00 |
| R | 1818 711 563-39 |

**Exhibit 20**

# DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 02 22

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 23 241 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 23 241 | R4.52 |

The new ordinary shares are to be listed on 22 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 297 205 ordinary no par value shares |
| Stated Capital Account: | R1 818 711 563.39 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 320 446 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 818 711 563.39 |
| This issue | R 105 049.32 |
| Total | R1 818 816 612.71 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 22 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

..........................................................................
Director

..........................................................................
Company Secretary

..........................................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

............................................................
SECRETARY

23-2-2002
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

25 February 2002
REF: MM/jvdm/5934

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 22 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 26 February 2002 in respect of 23 241 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 818 816 612-71 divided into 165 320 446 ordinary shares of no par value.

A balance of R4 911 623-38 has been brought forward from your previous application dated 20 February 2002. The issue price of the shares which are the subject of this application is R105 049-32 which leaves a balance of R4 806 574-06 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Standard Corporate and Merchant Bank
**Attention : Mandy Ramsden**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 22-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | | Total R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 12-3-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 18

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. *Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.*

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165 297 205 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 165297205 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

11,00267583 ②/③ 1818 711 563-39

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1818 711 563-39

Premium account R –

Total issued capital R 1819211563-39

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 23 241 | ORD | 4-52 | 105049-32 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 23241 | | Total | R ① | Total | | | Total | R |

① 105049-32

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| L.G. Njenje | 45 EMPIRE RD. | 23241 | ORD |
| | PARKTOWN | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165320446 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | — | — | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165320446 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

① 11,00176448 ② / ③ 1818816612-71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1818816612-71

Premium account R —

Total issued capital R 1819316612-71

Certified correct.

Date 12-3-2002 Signature [signature]
~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1818711563-39 |
| THIS ISSUE | 105049-32 |
| | R 1818816612-71 |

**Exhibit 21**

# DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 02 26

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 25 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 25 000 | R13.2296 |

The new ordinary shares are to be listed on 27 February 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 320 446 ordinary no par value shares |
| Stated Capital Account: | R1 818 816 612.71 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 165 345 446 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 818 816 612.71 |
| This issue | R 330 740.00 |
| Total | R1 819 147 352.71 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 27 February 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

Mark Wellesley Wood
Director

NB Wolff
Company Secretary

..................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

26-2-2002
DATE

184

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 February 2002
REF: AH/mr/5972

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 26 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 1 March 2002 in respect of 25 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 819 147 352-71 divided into 165 345 446 ordinary shares of no par value.

A balance of R4 806 574-06 has been brought forward from your previous application dated 22 February 2002. The issue price of the shares which are the subject of this application is R330 740-00 which leaves a balance of R4 475 834-06 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : M. Ramsden**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 27-2-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | Cum PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | | Total | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 12-3-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 18

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165320446 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 165320446 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,00176448 ③/② 1818816612-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1818816 612-71

Premium account R –

Total issued capital R 1819316 612-71

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 25000 | ORD | 13.2296 | ① | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 25000 | | Total | R ② | Total | | | Total | R |

①/② 330740-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) *The consideration for which the shares have been allotted is as follows**

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| C M SYMONS | 45 EMPIRE RD. | 25000 | ORD. |
| | PARKTOWN | | |
| | 2196 | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165 345 446 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165345446 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,00210133 ②/③ 1819147352-71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1819 147352-71

Premium account R –

Total issued capital R 1819 647 352-71

Certified correct.

Date 12-3-2002 Signature [signature]
Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT:

BALANCE B/F 1818 816 612-71

THIS ISSUE 330 740-00

R 1819 147 352-71

Exhibit 22

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 02 28

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 83 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 4 000 | R4.52 |
| 75 000 | R11.10 |
| 4 000 | R10.96 |

The new ordinary shares are to be listed on 1 March 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 345 446 ordinary no par value shares |
| Stated Capital Account: | R1 819 147 352.71 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 428 446 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 819 147 352.71 |
| This issue | R 894 420.00 |
| Total | R1 820 041 772.71 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 1 March 2002.

You are in possession of our block listing fee paid over to you on 6 December 2001.

Yours faithfully

Mark Wellesley-Wood

Director

Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

1-3-2002
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 March 2002
REF: TL/jvdm/5991

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 28 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 6 March 2002 in respect of 83 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 820 041 772-71 divided into 165 428 446 ordinary shares of no par value.

A balance of R4 475 834-06 has been brought forward from your previous application dated 26 February 2002. The issue price of the shares which are the subject of this application is R894 420-00 which leaves a balance of R3 581 414-06 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : M Ramsden**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 1-3-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | | Total 5000000 | | | Total R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 12-3-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address PO BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -03- 18

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165345446 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 165345446 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,00210133 ② / ③ 1819147352-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1819 147352-71

Premium account R –

Total issued capital R 1819 647352-71

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 4000 | ORD | 4-52 | 18080-00 | | | | | |
| 75000 | ORD | 11-10 | 832500-00 | | | | | |
| 4000 | ORD | 10-96 | 43840-00 | | | | | |
| Total 83000 | | Total | R ① | Total | | | Total | R |

① 894420-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| J STORM | 45 EMPIRE RD. | 4000 | ORD |
| RHA PLAISTOWE | PARKTOWN | 4000 | ORD |
| " | 2196 | 105000 | ORD. |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165428446 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | — | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165428446 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

① 11,00198796 ②/③ 1820041772.71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 1820041772-71

Premium account R —

Total issued capital R 1820541 772.71

Certified correct.

Date 12-3-2002 Signature [signature] ~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1819147352-71 |
| THIS ISSUE | 894420-00 |
| | R 1820041772-71 |

**Exhibit 23**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 03 05

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 525 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 275 000 | R6.47 |
| 30 000 | R6.49 |
| 66 250 | R7.71 |
| 78 750 | R8.37 |
| 5 000 | R9.59 |
| 70 000 | R11.00 |

The new ordinary shares are to be listed on 5 March 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 428 446 ordinary no par value shares |
| Stated Capital Account: | R1 820 041 772.71 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 953 446 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 820 041 772.71 |
| This issue | R 3 961 825.00 |
| Listing expenses | R 32 707.74 |
| Total | R1 823 970 889.97 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 5 March 2002.

We attach hereto a cheque amounting to R32 707.74, being a block listing fee in respect of a value up to R50 000 000.00

Yours faithfully

..........................................
Director

..........................................
Company Secretary

..........................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

.................................................... 5-3-2002

SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 March 2002
REF: TW/jvdm/6024

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 5 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 12 March 2002 in respect of 525 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 823 970 889-97 divided into 165 953 446 ordinary shares of no par value.

A balance of R3 581 414-06 has been brought forward from your previous application dated 28 February 2002, plus the additional block listing of R50 000 000-00, which gives the new balance of R53 581 414-06. The issue price of the shares which are the subject of this application is R3 961 825-00 which leaves a balance of R49 619 586-06 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
*Attention* : Peter Nash

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 5-3-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 12-3-2002

Name of company DURBAN ROODEPOORT DEEP, LTD.

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

~~REGISTRATEUR VAN MAATSKAPPYE~~
EN VAN BESLOTE KORPORASIES
Date stamp of companies Registration Office
2002 -03- 18
Registrar of Companies
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165428446 | ORD. | ① | ② | 5000000 | 0-10 | – | 500000-00 |
| | | | | | | | |
| Total 165428446 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,00198796 ② / ③ 1820041772-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1820041772-71

Premium account R –

Total issued capital R 1820541772-71

5. Shares comprising this allotment:

| No par value | | | Par value | | | | |
|---|---|---|---|---|---|---|---|
| No. of Shares | Issue Price | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | | | | R | R | R |
| 275,000 | 6.47 | 1,779,250.00 | | | | | |
| 30,000 | 6.49 | 194,700.00 | | | | | |
| 66,250 | 7.71 | 510,787.50 | | | | | |
| 78,750 | 8.37 | 659,137.50 | | | | | |
| 5,000 | 9.59 | 47,950.00 | | | | | |
| 70,000 | 11.00 | 770,000.00 | | | | | |
| 525,000 | | 3,961,825.00 | | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) *The consideration for which the shares have been allotted is as follows**

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| SEE | 45 EMPIRE RD. | | |
| ATTACHED | PARKTOWN | | |
| | | | |

| Name | No. of Shares |
|---|---|
| F Weideman | 250000 |
| B Morton | 5000 |
| K D Bouch | 70000 |
| I L Murray | 200000 |
| | 525000 |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165 953 446 | ORD. | ① | ② | 5000 000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165953446 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 10,99085877 ②/③ 1823970889-97

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1823970889-97

Premium account R –

Total issued capital R 1824470889-97

Certified correct.

Date 12-3-2002 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1820041772-71 |
| THIS ISSUE | 3961825-00 |
| LISTING EXPENSES | ( 32707-74 ) |
| | R 1823970889-97 |

**Exhibit 24**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 03 13

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 10 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 10 000 | R4.52 |

The new ordinary shares are to be listed on 14 March 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 953 446 ordinary no par value shares |
| Stated Capital Account: | R1 823 970 889.97 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 963 446 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 823 970 889.97 |
| This issue | R 45 200.00 |
| Total | R1 824 016 089.97 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 14 March 2002.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R46 038 175.00 |
| This issue | R 45 200.00 |
| Balance available | R45 992 975.00 |

Yours faithfully

..............................................................
Director

..............................................................
Company Secretary

..............................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 13-3-2002

SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 March 2002
REF: BN/jvdm/6076

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 13 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 15 March 2002 in respect of 10 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 824 016 089-97 divided into 165 963 446 ordinary shares of no par value.

A balance of R49 619 586-06 has been brought forward from your previous application dated 5 March 2002. The issue price of the shares which are the subject of this application is R45 200-00 which leaves a balance of R49 574 386-06 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 14-3-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000 000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 4-4-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office

2002 -04- 08

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165953446 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 165953446 | | Total | R ③ | Total | | Total | R |

① 10,99085877 ②/③ 1823970889-97

Summary of issued capital prior to allotment:

*Amount of issued paid-up capital* R 500000-00

Stated capital R 1823970889-97

Premium account R –

Total issued capital R 1824470889-97

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 10000 | ORD. | 4-52 | 45200-00 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 10000 | | Total | R ① | Total | | | Total | R |

① 45200-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| P.W. DU PLOOY<br>A. BROOKS | 45 EMPIRE<br>ROAD | 2500<br>3000 | ORD |
| C BARKHUYSEN | PARKTOWN | 2000 | ORD |
| C. GAVIN | 2193 | 2500 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 165963446 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | - | - | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 165963446 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

① 10,99046888 ②/③ 1824016089-97

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1824 016 089-97

Premium account R -

Total issued capital R 1824 516 089-97

Certified correct.

Date 4-4-2002 Signature [signature]
~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | | |
|---|---|---|
| BALANCE B/F | | 1 823 970 889-97 |
| THIS ISSUE | | 45 200-00 |
| | R | 1 824 016 089-97 |

**Exhibit 25**

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 03 15

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 162 300 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 6 300 | R4.52 |
| 106 000 | R9.50 |
| 50 000 | R8.37 |

The new ordinary shares are to be listed on 15 March 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 165 963 446 ordinary no par value shares |
| Stated Capital Account: | R1 824 016 089.97 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker**; G Fischer; N Goodwin; R P Hume; R A R Kebble; L G Njenje; F Weideman
Company Secretary: M A Eloff

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 166 125 746 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 824 016 089.97 |
| This issue | R 1 453 976.00 |
| Total | R1 825 470 065.97 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 15 March 2002.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R45 992 975.00 |
| This issue | R 1 453 976.00 |
| Balance available | R44 538 999.00 |

Yours faithfully

.............................................
Director

.............................................
Company Secretary

.............................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ................................
SECRETARY

15-3-2002 ................................
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 March 2002
REF: AH/mr/6089

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 15 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 19 March 2002 in respect of 162 300 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 825 470 065-00 divided into 166 125 746 ordinary shares of no par value.

A balance of R49 574 386-06 has been brought forward from your previous application dated 13 March 2002. The issue price of the shares which are the subject of this application is R1 453 976-00 which leaves a balance of R48 120 410-06 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
***Attention : Andrew Louw***

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 15-3-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | Total | | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 4-4-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
Date stamp of companies Registration Office
2002 -04- 08
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 165963446 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 165963446 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 10,99046888 ②/③ 1824016089-97

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1824016089-97

Premium account R –

Total issued capital R 1824516089-97

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 6300 | ORD | 4-52 | 28476-00 | | | | | |
| 106000 | ORD | 9-50 | 1007000-00 | | | | | |
| 50000 | ORD | 8-37 | 418500-00 | | | | | |
| Total 162300 | | Total | R ① | Total | | | Total | R |

① 1453976-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| RJG OOSTHUIZEN | 45 EMPIRE | 1800 | ORD |
| E DU PLESSIS | RD. | 2250 | ORD |
| W A BOSHOFF | | 6000 | ORD |
| M STEYN | PARKTOWN | 2250 | ORD |
| RAR KEBBLE | | 150000 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 166125746 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 166125746 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

①10,98848377 ②/③ 1825470065-97

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1825470 065-97

Premium account R –

Total issued capital R 1825970 065-97

Certified correct.

Date 4-4-2002 Signature [signature]
Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1824 016 089-97 |
| THIS ISSUE | 1453 976-00 |
| | R 1825 470 065-97 |

Exhibit 26

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 03 20

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 32 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 10 000 | R11.00 |
| 6 000 | R6.18 |
| 16 000 | R9.50 |

The new ordinary shares are to be listed on 20 March 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 166 125 746 ordinary no par value shares |
| Stated Capital Account: | R1 825 470 065.97 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 166 157 746 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 825 470 065.97 |
| This issue | R 299 080.00 |
| Total | R1 825 769 145.97 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 20 March 2002.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R44 538 999.00 |
| This issue | R 299 080.00 |
| Balance available | R44 239 919.00 |

Yours faithfully

..........................................
Director

..........................................
Company Secretary

..........................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED
("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 20-3-2002

SECRETARY DATE

225

JSE SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

22 March 2002
REF: MM/mr/6109

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 20 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an *additional listing* has been granted from Monday, 25 March 2002 in respect of 32 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 825 769 145-97 divided into 166 157 746 ordinary shares of no par value.

A balance of R48 120 410-06 has been brought forward from your previous application dated 15 March 2002. The issue price of the shares which are the subject of this application is R299 080-00 which leaves a balance of R47 821 330-06 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
**Attention : Andrew Louw**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 20-3-2002

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 300000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 4-4-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -04- 08

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 166125746 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 166125746 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 10,98848377 ②/③ 182547006 5-97

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 182547006 5-97

Premium account R —

Total issued capital R 183597006 5-97

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 10 000 | ORD | 11-00 | 110000-00 | | | | | |
| 6000 | ORD | 6-18 | 37080-00 | | | | | |
| 16000 | ORD | 9-50 | 152000-00 | | | | | |
| Total 32000 | | Total | R ① | Total | | | Total | R |

① 299080-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| W.S. DE KLERK | 45 EMPIRE RD. | 10 000 | ORD. |
| N.H. GOUWS | PARKTOWN | 6000 | ORD. |
| G.J. FOUCHE | | 16 000 | ORD. |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 166157746 | | ① | ⑤ | 5000000 | CUM PREFS | 0-10 | - | - | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 166157746 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 10,9881675 ⑤/③ 1825769145-97

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000·00

State capital R 1825769145-97

Premium account R –

Total issued capital R 1826269145-97

Certified correct.

Date 4-4-2002 Signature [signature]
~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT:

| | |
|---|---|
| BALANCE B/F | 1825470065-97 |
| THIS ISSUE | 299080-00 |
| | R 1825769145-97 |

229

Exhibit 27

# Inhoud van Register van Direkteure, Ouditeure en Beamptes

CM29

# Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom"

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

DURBAN ROODEPOORT DEEP LIMITED
P O BOX 390
MARAISBURG
1700

Opgawe van besonderhede soos op / Return of particulars as at 12.4.2002

## Verklaring/Statement

Ek, ______________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M A ELOFF
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken / Signed [signature]

Datum / Date 12.4.2002

## A. Direkteure/Directors

| SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED | PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS |
|---|---|
| 1. Van/Surname | BAKER |
| 2. Volle voorname/Full forenames | DAVID CHRISTOPHER |
| 3. Vorige van en voorname/Former surname and forenames | |
| 4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth | Year/Jaar 59, Month/Maand 09, Day/Dag 25 |
| 5. (a) Datum van aanstelling/Date of appointment | 23/01/2002 |
| (b) Betiteling/Designation | DIRECTOR |
| 6. Woonadres/Residential address | 1/1 NORTHCLIFF ST. MILSON'S POINT NSW 2061 AUSTRALIA |
| 7. Besigheidsadres/Business address | 1/1 NORTHCLIFF ST. MILSON'S POINT NSW 2061 AUSTRALIA |
| 8. Posadres/Postal address | 1/1 NORTHCLIFF ST. MILSON'S POINT NSW 2061 AUSTRALIA |
| 9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African) | AUSTRALIAN |
| 10. Beroep/Occupation | FUND MANAGER |
| 11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No | NO |
| 12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date | NONE |

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.: CAMPBELL
2.: GEOFFREY CHARLES
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 6 1 | 0 4 | 0 8
5.: (a) 20/03/2002
(b) DIRECTOR
6.: 42 HALF MOON LANE, LONDON, SE24 9NU
UNITED KINGDOM
7.: 42 HALF MOON LANE, LONDON, SE24 9NU
UNITED KINGDOM
8.: 42 HALF MOON LANE, LONDON, SE24 9NU
UNITED KINGDOM
9.: BRITISH
10.: MANAGING DIRECTOR
11.: No
12.: APPOINTED 20/03/2002

1.: FISCHER
2.: GRANT
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 5 7 | 1 1 | 2 7 | 5 0 0 9 0 0 6
5.: (a) 01/10/1997
(b) DIRECTOR
6.: 16 HARRIER CRESCENT DOUGLASDALE
SANDTON 2199
7.: P O BOX 1 FLORIDA
1710
8.: P O BOX 1 FLORIDA
1710
9.: SA
10.: PROPERTY EXECUTIVE
11.: Yes
12.: RESIGNED 12-4-2002

1.: GOODWIN
2.: NICHOLAS
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 4 7 | 0 6 | 2 4 | 5 0 6 0 0 0 7
5.: (a) 01/10/1997
(b) DIRECTOR
6.: PORTION 58 OF THE FARM HARTZENBERGFONTEIN
EIKENHOF 1872
7.: FEDAM 5TH FLOOR, 87 RISSIK STREET
JOHANNESBURG 2001
8.: P O BOX 666 JOHANNESBURG
2000
9.: SA
10.: FUND MANAGER
11.: Yes
12.: NONE

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

| | |
|---|---|
| 1.: | HUME |
| 2.: | ROBERT PETER |
| 3.: | |
| 4.: | Jaar Year / Maand Month / Dag Day: 4 0 0 8 1 2 5 0 4 3 0 0 |
| 5.: (a) | 10/10/2001 |
| (b) | DIRECTOR |
| 6.: | 4 CLOVER PARK 30 KENILWORTH ROAD STIRLING, EAST LONDON 5210 |
| 7.: | SASFIN FRANKEL POLLAK BEACH ROAD EAST LONDON 5210 |
| 8.: | P O BOX 8041 NAHOON EAST LONDON 5210 |
| 9.: | SOUTH AFRICAN |
| 10.: | CHARTERED ACCOUNTANT |
| 11.: | Yes |
| 12.: | NONE |

| | |
|---|---|
| 1.: | KEBBLE |
| 2.: | ROGER AINSLEY RALPH |
| 3.: | |
| 4.: | Jaar Year / Maand Month / Dag Day: 3 9 1 1 0 9 5 0 6 9 0 0 6 |
| 5.: (a) | 18/08/1994 |
| (b) | DIRECTOR |
| 6.: | 15-8th Avenue Houghton 2198 |
| 7.: | 45 EMPIRE ROAD PARKTOWN 2193 |
| 8.: | P O BOX 390 MARAISBURG 1700 |
| 9.: | RSA |
| 10.: | DIRECTOR |
| 11.: | Yes |
| 12.: | NONE |

| | |
|---|---|
| 1.: | MURRAY |
| 2.: | IAN LOUIS |
| 3.: | |
| 4.: | Jaar Year / Maand Month / Dag Day: 6 6 0 8 1 8 5 1 2 4 0 0 9 |
| 5.: (a) | 31/07/2000 |
| (b) | DIRECTOR |
| 6.: | 90 PRETORIA STREET ATHOL SANDTON 2025 |
| 7.: | 45 EMPIRE ROAD PARKTOWN 2193 |
| 8.: | P O BOX 390 MARAISBURG 1700 |
| 9.: | SOUTH AFRICAN |
| 10.: | ACCOUNTANT |
| 11.: | Yes |
| 12.: | NONE |

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

| | |
|---|---|
| 1.: | NCHOLO |
| 2.: | MOLTIN PASEKA |
| 3.: | |
| 4.: | Jaar/Year 6 3, Maand/Month 0 4, Dag/Day 1 3, 5 8 7 6 0 8 4 |
| 5.: (a) | 20/03/2002 |
| (b) | DIRECTOR |
| 6.: | 59 SEVENTH ROAD CLOVERDENE 1514 |
| 7.: | ERMP MINES CNR. MAIN REEF & PRETORIA RDS BOKSBURG 1459 |
| 8.: | P O BOX 11200, RYNFIELD 1514 |
| 9.: | SOUTH AFRICAN |
| 10.: | ADVOCATE |
| 11.: | Yes |
| 12.: | APPOINTED 20/03/2002 |

| | |
|---|---|
| 1.: | NJENJE |
| 2.: | LIZO |
| 3.: | |
| 4.: | Jaar/Year 5 8, Maand/Month 1 2, Dag/Day 2 4, 5 9 5 7 0 8 2 |
| 5.: (a) | 16/01/2001 |
| (b) | DIRECTOR |
| 6.: | 4 COLUMBUS CRESCENT NORSCOT MANOR FOURWAYS 2055 |
| 7.: | DRD BUILDING 45 EMPIRE ROAD PARKTOWN 2193 |
| 8.: | PO BOX 2350 FOURWAYS 2055 |
| 9.: | SOUTH AFRICAN |
| 10.: | BUSINESSMAN |
| 11.: | No |
| 12.: | NONE |

| | |
|---|---|
| 1.: | VALKIN |
| 2.: | CHARLES LEONARD |
| 3.: | |
| 4.: | Jaar/Year, Maand/Month, Dag/Day |
| 5.: (a) | 05/03/2002 |
| (b) | ALTERNATE |
| 6.: | 9 STUART STREET WAVERLEY 2001 |
| 7.: | 9TH FLOOR, TWIN TOWERS WEST SANDTON CITY SANDTON 2146 |
| 8.: | P O BOX 785812 SANDTON 2146 |
| 9.: | SOUTH AFRICAN |
| 10.: | ATTORNEY |
| 11.: | Yes |
| 12.: | APPOINTED 05/03/2002 |

234

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

| | |
|---|---|
| 1.: | WELLESLEY-WOOD |
| 2.: | MARK MICHAEL |
| 3.: | |
| 4.: | Jaar/Year: 51 Maand/Month: 11 Dag/Day: 02 |
| 5.: (a) | 03/05/2000 |
| (b) | DIRECTOR |
| 6.: | DOLPIN HOUSE HAYES LANE SLINFOLD W SUSSEX RH 13 4SN UK |
| 7.: | 45 EMPIRE ROAD PARKTOWN |
| 8.: | P O BOX 390 MARAISBURG 1700 |
| 9.: | BRITISH |
| 10.: | CONSULTANT |
| 11.: | Yes |
| 12.: | NONE |

| | |
|---|---|
| 1.: | |
| 2.: | |
| 3.: | |
| 4.: | Jaar/Year: Maand/Month: Dag/Day: |
| 5.: (a) | |
| (b) | |
| 6.: | |
| 7.: | |
| 8.: | |
| 9.: | |
| 10.: | |
| 11.: | |
| 12.: | |

| | |
|---|---|
| 1.: | |
| 2.: | |
| 3.: | |
| 4.: | Jaar/Year: Maand/Month: Dag/Day: |
| 5.: (a) | |
| (b) | |
| 6.: | |
| 7.: | |
| 8.: | |
| 9.: | |
| 10.: | |
| 11.: | |
| 12.: | |

Registrasie No. van maatskappy
Registration No. of company
1895/000926/06

## C.Beamptes en Plaaslike Bestuurders/Officers and Local Managers

| SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED | PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS |
|---|---|
| 1. Van/Surname | ELOFF |
| 2. Volle voorname/Full forenames | MARYNA ALETTA |
| 3. Vorige van en voorname/Former surname and forenames | |
| 4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth | Year/Jaar, Month/Maand, Day/Dag: 5 3 0 3 1 3 0 0 5 3 0 0 5 |
| 5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation | 01/07/1997 SECRETARY |
| 6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body | |
| 7. Woonadres/Residential address | 11 ANTOINETTE STREET FLORACLIFF 1709 |
| 8. Besigheidsadres/Business address | 45 EMPIRE ROAD PARKTOWN 2025 |
| 9. Posadres/Postal address | P O BOX 390 MARAISBURG 1700 2135 |
| 10. Nasionaliteit/Nationality | RSA |
| 11. Beroep/Occupation | COMPANY SECRETARY |
| 12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No | YES |
| 13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date | NONE |

*VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE*

| | |
|---|---|
| 1.: | 1.: |
| 2.: | 2.: |
| 3.: | 3.: |
| 4.: Jaar/Year, Maand/Month, Dag/Day | 4.: Jaar/Year, Maand/Month, Dag/Day |
| 5.:(a) | 5.:(a) |
| (b) | (b) |
| 6.: | 6.: |
| 7.: | 7.: |
| 8.: | 8.: |
| 9.: | 9.: |
| 10.: | 10.: |
| 11.: | 11.: |
| 12.: | 12.: |
| 13. | 13. |

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

| | |
|---|---|
| 1.: | 1.: |
| 2.: | 2.: |
| 3.: | 3.: |
| 4.: Jaar Year / Maand Month / Dag Day | 4.: Jaar Year / Maand Month / Dag Day |
| 5.:(a) | 5.:(a) |
| (b) | (b) |
| 6.: | 6.: |
| 7.: | 7.: |
| 8.: | 8.: |
| 9.: | 9.: |
| 10.: | 10.: |
| 11.: | 11.: |
| 12.: | 12.: |

## B. Ouditeur/Auditor

1. Naam/Name DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment 08/08/1993
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Datum ontvang
Date received

Datum stempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

Gedateer
Dated 12.4.2002

Naam van maatskappy
Name of company DURBAN ROODEPOORT DEEP LIMITED

Posadres
Postal address P O BOX 390
MARAISBURG
1700

**Exhibit 28**

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

If you are in any doubt as to the action that you should take, please consult your banker, broker, legal adviser, accountant or other professional adviser immediately.

**Action required**

1. If you have disposed of your entire holding of ordinary shares in Durban Roodepoort Deep, Limited ("DRD") then this document, together with the attached form of proxy *(blue)*, should be forwarded to the purchaser to whom, or the broker or agent through whom, you disposed of such ordinary shares.
2. Full details of the action required for holders of DRD ordinary shares are set out on page 4 of this circular.

# DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
Share code: DUR
ISIN: ZAE 000015079

# CIRCULAR TO DRD ORDINARY SHAREHOLDERS

relating to

**the validation of the 8 282 056 ordinary shares issued by DRD in 1999 pursuant to the Rawas transaction**

and incorporating

- ***a notice of general meeting; and***
- **a form of proxy.**

With the exception of Mr R A R Kebble, the directors of DRD, whose names appear on page 8 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts the omission of which would make any statement in this circular false or misleading and that they have made all reasonable inquiries to ascertain such facts.

Standard Corporate and Merchant Bank, whose responsibilities as sponsor are regulated by the Listings Division of the JSE Securities Exchange South Africa, is acting for DRD and no one else in relation to the preparation of this circular and will not be responsible to anyone, other than DRD, in relation to the preparation of this circular.

**Sponsor**

SCMB
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

**Attorneys**

BOWMAN GILFILLAN
BOWMAN GILFILLAN INC.
Registration number 1998/021409/21

Date of issue: 2 May 2002

A copy of this circular has been sent for information purposes only to holders of cumulative preference shares of 10 cents each and "B" option holders.

## CORPORATE INFORMATION

### Secretary and registered office

M A Eloff
45 Empire Road
Parktown, 2193
(PO Box 390, Maraisburg, 1700)

### Australian agent

Sygnum Financial Services
62 Colin Street
West Perth
Western Australia

### Sponsor

Standard Corporate and Merchant Bank
(A division of The Standard Bank
of South Africa Limited)
(Registration number 1962/000738/06)
5th Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

### Attorneys

Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
9th Floor, Twin Towers West, Sandton City
Sandown, 2196
(PO Box 785812, Sandton, 2146)

### French agents and Paris bearer reception office

Euro Emetteurs Finance
48 Boulevard des Batignolles
75850 Paris, Cedex 17
France

### Transfer secretaries in South Africa

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

### Secretaries

*(In the United Kingdom)*
St. James's Corporate Services Limited
6 St. James's Place
London SW1A 1NP

### United Kingdom registrars and bearer office

*(Transfer secretaries in the United Kingdom)*
CAPITA IRG Plc
Balfour House, 390/398 High Road
Ilford Essex IG1 1NQ
United Kingdom

### Depository Bank

American Depositary Receipts
Bank of New York
Shareholder Relations Department
620 Avenue of the Americas
Floor 6, New York, NY 10011

### Transfer secretaries in Australia

Computershare Registry Services (Proprietary)
Limited
Level 2, 45 St George's Terrace
Perth, Western Australia, 6000
(GPO Box D182, Perth, Western Australia, 6840)

# TABLE OF CONTENTS

The definitions given on pages 6 and 7 of this circular have been used on the table of contents page of this circular.


| | Page |
|---|---|
| **Corporate information** | Inside front cover |
| **Introductory overview of the Rawas transaction** | 2 |
| **Action required** | 4 |
| **Important dates and times** | 5 |
| **Definitions** | 6 |
| **Circular to DRD ordinary shareholders** | |
| 1. Introduction | 8 |
| 2. Purpose of the circular | 9 |
| 3. Background to the Rawas transaction | 10 |
| 4. The Rawas transaction | 11 |
| 5. Legal status of the Rawas shares | 13 |
| 6. Identification of the Rawas shares | 13 |
| 7. Validation of the Rawas shares | 13 |
| 8. Financial information and effects | 14 |
| 9. Major shareholders | 15 |
| 10. Interests of DRD directors in DRD | 15 |
| 11. Share capital | 16 |
| 12. Opinions, recommendations and undertakings | 16 |
| 13. Directors' responsibility statement | 16 |
| 14. General meeting of shareholders | 16 |
| 15. Consents | 17 |
| 16. Documents available for inspection | 17 |
| **Notice of general meeting** | 18 |
| **Form of proxy** *(blue)* | Attached |

# INTRODUCTORY OVERVIEW OF THE RAWAS TRANSACTION

## 1. SUMMARY OF THE RAWAS TRANSACTION

The Rawas shares were allotted and issued by DRD in two tranches during 1999, pursuant to the Rawas transaction. Due to the board's later misgivings about the transaction, it decided, in August 2000, to investigate the matter. The investigation found that the allotment and issue of the Rawas shares was invalid and indicates that the issue was procured and brought about by Laverton and others in the circumstances set out below.

1.1 Laverton had run into financial difficulty by the end of its 1999 financial year and was being hard pressed by creditors. This led to a search for a buyer of its major asset, the Rawas mine.

1.2 By 9 July 1999, Laverton appears to have reached agreements with a number of its creditors to settle their claims by procuring the issue to them of the Rawas shares. These creditors included Continental Goldfields and other companies in the CAM group (Laverton's largest shareholder), which had been supporting Laverton financially. Laverton also appears to have reached an agreement with DRD to acquire the Laverton Interest in consideration of the issue by DRD of the Rawas shares directly to the Laverton creditors.

1.3 Laverton then, pursuant to those agreements, procured as a matter of urgency, and even before any written agreement with DRD was in place, the issue of the first tranche (7 644 994) of the Rawas shares by DRD on 9 July 1999 directly to the Laverton creditors concerned, in consideration of the Laverton Interest. The second tranche (637 062) of the Rawas shares was allotted and issued by DRD on 8 October 1999.

1.4 When the Rawas shares were allotted and issued by DRD they were issued at an ostensible issue price of R14,80 per share, thus attributing a value of R122,6 million to the Laverton Interest. The available evidence indicates that the ostensible issue price of R14,80 per share was not a genuine price. The price of R14,80 per share appears to have been fixed by Laverton and The Corner House, who were DRD's transaction advisers for the Rawas transaction, at just above R14,78 per share (which was the minimum price required by section 82(1) of the Act without the authority of a special resolution), in order to evade the necessity for a special resolution. The present DRD directors are of the opinion that the value of the Laverton Interest when the Rawas shares were allotted and issued was nil and therefore the issue price for the purposes of section 82(1) of the Act was not R14,80.

## 2. DILUTION EFFECT TO SHAREHOLDERS IN ORDER TO INDICATE THE FINANCIAL EFFECT TO SHAREHOLDERS

2.1 When the first tranche of the Rawas shares was issued by DRD on 9 July 1999, the closing market price of a DRD ordinary share quoted on the JSE was R9,10 and the total number of issued DRD ordinary shares was 61 661 112. The market capitalisation of DRD on that date was therefore R561 116 119. If the market had attributed a zero value to the first tranche of 7 644 994 of the Rawas shares, DRD's market capitalisation would have remained the same at R561 116 119, but then had to be divided by 69 306 106 DRD ordinary shares, resulting in a dilution for shareholders who were registered immediately before the issue of R1,00 per share from R9,10 per share to R8,10 per share.

2.2 When the second tranche of the Rawas shares was issued by DRD on 8 October 1999, the market price of a DRD ordinary share quoted on the JSE was R11,90 and the total number of issued DRD ordinary shares was 82 744 624. The market capitalisation of DRD on that date was therefore R984 661 026. If the market had attributed a zero value to the second tranche of 637 062 of the Rawas shares, DRD's market capitalisation would have remained the same at R984 661 026, but then had to be divided by 83 381 686 DRD ordinary shares, resulting in a dilution for shareholders who were registered immediately before the issue of R0,09 per share from R11,90 per share to R11,81 per share.

## 3. LEGAL CONSIDERATIONS

3.1 In terms of section 77(1) of the Act, the whole of the proceeds of an issue by a company of shares of no par value must be regarded as paid-up share capital of the company and must be transferred to a 'stated capital account'. In terms of section 77(2) of the Act, where shares of no par value are issued for a consideration other than cash, the sum equal to the value of the consideration as determined by the directors must be transferred to the 'stated capital account'. Since the Rawas shares were no par value shares issued for a consideration other than cash (i.e. the Laverton Interest), the sum that had to be transferred to the 'stated capital account' was the value of the Laverton Interest as determined by DRD's directors.

3.2 In terms of section 82(1) of the Act, where shares of no par value are issued at a price below a minimum issue price determined by dividing the stated capital contributed by all the then issued no par value shares of the same class by the number of all those issued no par value shares, the issue must be authorised by a special resolution. When the Rawas shares were issued by DRD, the minimum price required by section 82(1) for their lawful issue without a special resolution was R14,78 per share.

3.3 It follows from the aforegoing that, for the purposes of section 82(1) read with section 77 of the Act, the issue price of all the Rawas shares was the value of the Laverton Interest as determined by the directors of DRD and if that issue price was less than R14,78 per share, a special resolution was required to authorise their issue.

3.4 In the opinion of the present directors of DRD, the Laverton Interest has no value now and had none when the Rawas shares were issued in 1999. This means that, for the purposes of section 77 of the Act, no sum could have been transferred to the 'stated capital account' and that, for the purposes of section 82(1) of the Act, the true issue price of the Rawas shares was nil. Since that nil value was below the minimum price of R14,78 per share (below which a special resolution for the issue was required) the issue required the authority of a special resolution. No such resolution was passed. Therefore the issue of both tranches of the Rawas shares, being the one on 9 July 1999 and the other on 8 October 1999, were unlawful and invalid.

## 4. CONCLUSION

The overall result therefore, according to the evidence gathered in the course of the investigation, is that, faced with pressure from its creditors, Laverton procured the issue by DRD of the Rawas shares to creditors of the Laverton group in consideration of an asset having no value and that the price of R14,80 per share was used to evade the requirement of a special resolution in terms of section 82(1) of the Act so as to avoid delay in settling Laverton's creditors. In the circumstances, the allotment and issue of the Rawas shares was unlawful and invalid.

## ACTION REQUIRED

1. A special resolution is being sought from DRD shareholders, to ratify the issue of the Rawas shares, at a general meeting to be held at 11:00 (South African time) on Friday, 7 June 2002 at 45 Empire Road, Parktown, Johannesburg, 2193. DRD shareholders holding share certificates, DRD shareholders who have dematerialised their DRD ordinary shares **and** have elected own-name registration in the sub-register maintained by a CSDP and CSDPs' nominees and brokers' and other nominees on the sub-register of DRD who are unable to attend the general meeting but wish to be represented thereat should complete and return the attached form of proxy *(blue)*, in accordance with the instructions contained therein, to one of the transfer secretaries, the addresses of which are set out on the inside front cover of this circular as well as in the notice of general meeting, which is incorporated in this circular, by no later than 11:00 (South African time) on Wednesday, 5 June 2002.

2. DRD shareholders who have already **dematerialised** their DRD ordinary shares through a CSDP or broker **and** who have **not** elected own-name registration in the sub-register maintained by a CSDP and DRD shareholders who hold certificated DRD ordinary shares through a nominee who wish to attend the general meeting must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend, or, if they do not wish to attend the general meeting, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

3. Australian holders of CHESS Units in Foreign Securities of the company will receive a notice of direction which should be completed and returned in accordance with the instructions printed thereon.

4. Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

## IMPORTANT DATES AND TIMES

| | 2002 |
|---|---|
| Last day to lodge forms of proxy at the relevant transfer secretaries of DRD for the general meeting of shareholders by 11:00 on | Wednesday, 5 June |
| General meeting of shareholders to be held at 11:00 on | Friday, 7 June |
| Results of the general meeting published on SENS and in the South African press on | Monday, 10 June |
| Application to Court for the validation on | Tuesday, 18 June |
| Expected date of announcement informing shareholders of the outcome of the application to Court | Wednesday, 19 June |

**Notes:**

1. The definitions commencing on page 6 of this circular apply to this information on important dates and times.
2. These dates and times may be changed by DRD. Any such change will be published on SENS and in the press.
3. Unless otherwise indicated, all times are South African times.

## DEFINITIONS

Throughout this circular, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing natural persons include corporations and associations of persons and any reference to one gender includes the other genders:

| | |
|---|---|
| "the Act" | the South African Companies Act, 1973 (Act 61 of 1973), as amended; |
| "ADR's" | American Depositary Receipts; |
| "ASX" | Australian Stock Exchange Limited; |
| "the application to Court" | the application to the Court to validate the allotment and issue of the Rawas shares; |
| *"the Australian transfer secretaries"* | *Computershare Registry Services (Proprietary) Limited;* |
| "BEM" | P.T. Barisan Equatorial Mining, a company incorporated in Indonesia; |
| "the board" | the board of directors of DRD; |
| "business day" | any day other than a Saturday, Sunday or official public holiday in South Africa; |
| "BTM" | P.T. Barisan Tropical Mining, a company incorporated in Indonesia; |
| "CAM" | Consolidated African Mines Limited (Registration number 1894/000854/06), a public company incorporated in South Africa and listed on the JSE; |
| "CAM Jersey" | Consolidated African Mines (Jersey) Limited, a company incorporated in the Channel Islands; |
| "the CAM group" | CAM, *its subsidiaries and associates;* |
| "this circular" or "the circular" | this circular, dated 2 May 2002, incorporating a notice of general meeting and a form of proxy; |
| "Continental Goldfields" | Continental Goldfields Limited (Australian Company Number 009 125 651), a public company incorporated in Australia and listed on the ASX; |
| -"*The Corner House*" | *The Corner House (Proprietary) Limited (Registration number* 1997/008185/07), a company incorporated in South Africa; |
| "the Court" | the High Court of South Africa (Witwatersrand Local Division), which is located in the High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg; |
| "CSDP" | Central Securities Depository Participant; |
| "DRD" or "the company" | Durban Roodepoort Deep, Limited (Registration number 1895/000926/06), a public company incorporated in South Africa and listed on the JSE, the London Stock Exchange, ASX, NASDAQ in the form of ADR's, Brussels Stock Exchange Limited, Paris Bourse, the OTC market on the Berlin Stock Exchange and the Regulated Unofficial Market on the Frankfurt Stock Exchange; |
| "DRD ordinary shares" or "shares" | ordinary shares of no par value in the stated capital of DRD, of which 166 157 746 were in issue on the last practicable date; |
| "DRD shareholders" or "DRD ordinary shareholders" or "shareholders" | holders of DRD ordinary shares; |

246

| | |
|---|---|
| "the general meeting of shareholders" or "the general meeting" | the general meeting of DRD shareholders to be held at 45 Empire Road, Parktown, Johannesburg, 2193 at 11:00 on Friday, 7 June 2002, to consider and, if deemed appropriate, to approve the special resolution; |
| "JSE" | JSE Securities Exchange South Africa; |
| "the last practicable date" | Wednesday, 24 April 2002, being the last practicable date prior to the finalisation of this circular; |
| "Laverton" | Laverton Gold N.L (Australian Company Number 009 196 801), a public company incorporated in Australia and listed on the ASX; |
| "the Laverton group" | Laverton, its subsidiaries and associates; |
| "the Laverton Interest" | the assets that DRD agreed to acquire from Laverton pursuant to the Rawas transaction, which comprised 100% of the issued share capital of Rawas Limited, Tiku Limited and Rawas (Singapore) Pte Limited and 90% of the issued share capital of BEM and the inter-company debt between BTM and Laverton; |
| "market price" | in relation to a DRD ordinary share at any date, the closing price of a DRD ordinary share on the date in question as quoted by the JSE; |
| "NASDAQ" | National Association of Securities Dealers Automated Quotations; |
| "Rand" | South African Rand; |
| "the Rawas mine" | the gold mining operation known as the 'Rawas Gold Project', located in Indonesia and owned by BTM; |
| "the Rawas shares" | the 8 282 056 DRD ordinary shares invalidly allotted and issued pursuant to the Rawas transaction; |
| "the Rawas transaction" | the transaction for the acquisition of the Laverton Interest by DRD from Laverton; |
| "the special resolution" | the special resolution reflected in the notice convening the general meeting of shareholders; |
| "SCMB" | Standard Corporate and Merchant Bank, a division of Standard Bank; |
| "SENS" | Securities Exchange News Service; |
| "South Africa" | the Republic of South Africa; |
| "the South African transfer secretaries" | Ultra Registrars (Proprietary) Limited; |
| "Standard Bank" | The Standard Bank of South Africa Limited (Registration number 1962/000738/06); |
| "the transfer secretaries" | collectively, the South African transfer secretaries, the UK transfer secretaries and the Australian transfer secretaries; |
| "the UK transfer secretaries" | CAPITA IRG Plc; and |
| "the validation" | the validation of the Rawas shares by the Court. |

247

# DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)

**Directors**

M M Wellesley-Wood *(Chairman)*
R A R Kebble *(Deputy Chairman)*
I L Murray *(CFO)*
D C Baker
G C Campbell
F H Coetzee
N Goodwin
R P Hume
M P Ncholo
C L Valkin *(Alternate)*

## CIRCULAR TO DRD ORDINARY SHAREHOLDERS

### 1. INTRODUCTION

1.1 During 1999, DRD allotted and issued 8 282 056 ordinary shares pursuant to the Rawas transaction. Due to the board's later misgivings about the transaction, it decided to investigate the matter. The investigation has now been completed to an extent that the board considers that it is able to inform shareholders of the outcome. In the meantime, the board published certain statements in the annual reports of the company alerting shareholders to the board's misgivings and these are set out below.

1.2 Note 13 to the annual financial statements for the year ended 30 June 2000 stated:

*"The Company allotted and issued 8 282 056 ordinary DRD shares in respect of the 'Rawas' transaction. As at the end of September 2000 the transaction was not yet completed as a result of certain legal requirements not being fulfilled. The Board has made a decision to review its position with respect to this transaction.*

*The shares issued have been included in the annual financial statements and the allotment consideration in respect of the shares issued (R122.6 million), has been credited to a non-distributable reserve as the issue of shares may have to be validated by the Court. A provision equal to the outstanding consideration of R122.6 million has been raised through the income statement as the recovery of this amount may be uncertain."*

1.3 The Chairman's statement in the annual report for the year ended 30 June 2001 stated:

*"In July 1999, DRD issued a total of 8 282 056 ordinary shares ostensibly for the acquisition of the Rawas gold mine in Indonesia. At that time the mine had a remaining life of less than one year, and indeed, production subsequently ceased in March 2000. The principal shareholders of Laverton Gold (the holding company of Rawas Mine) were CAM and Continental Goldfields, both of whom were also creditors and received DRD shares, along with other creditors, in settlement of their debt."*

The Directors' report accompanying the annual financial statements for the year ended 30 June 2001 stated:

*"Rawas Gold Mine – Indonesia*

*The attention of members is drawn to note 14 to the financial statements and the Chairman's statement with respect to the transaction involving the Rawas mine. Investigations have continued throughout the year in order to unravel the complexities of the transaction. No finality has yet been reached, but certain recovery procedures have been put in motion. The 8 282 056 shares issued in terms of this transaction still need to be validated and an application to Court in this respect will be brought."*

Note 14 to the balance sheet in those annual financial statements stated:

*"Consideration for Rawas*

*In July 1999 the Company allotted and issued 8 282 056 ordinary shares in respect of the 'Rawas' transaction. The transaction was not completed as a result of certain legal requirements not being fulfilled. In September 2000 the Board made a decision to review its position with respect to this transaction and this review is ongoing."*

1.4 In addition, it was announced on SENS on 4 March 2002 and in the press on 5 March 2002 that DRD has been investigating the Rawas transaction with a view to pursuing any rights of recovery it may have against the parties responsible for entering into the Rawas transaction.

1.5 The investigation has revealed that the Rawas shares were allotted and issued invalidly. While the issue of the Rawas shares fell within the general authority conferred earlier by an ordinary resolution passed by the shareholders of the company, the additional requirement of a special resolution under section 82(1) of the Act was not complied with. Section 82(1) requires a minimum price for the issue of shares of no par value, below which the shares may not be validly issued without being authorised by a special resolution. The Rawas shares were all issued below that minimum price without the necessary authority of a special resolution.

1.6 Under section 97 of the Act, the Court is permitted to validate an invalid issue of shares upon being satisfied that, in all the circumstances, it would be just and equitable to do so. DRD has prepared an application to the Court for the validation of the Rawas shares in terms of section 97 of the Act. As the issue of the Rawas shares took place without the prior approval of a special resolution in terms of section 82(1) of the Act, the company is seeking the passing of the appropriate special resolution before lodging the application to Court.

## 2. PURPOSE OF THE CIRCULAR

The purpose of this circular is to inform DRD shareholders of the circumstances under which the Rawas transaction was undertaken and the Rawas shares were allotted and issued, as determined by the board's investigation, and to convene a general meeting of DRD shareholders in order to consider and, if deemed appropriate, pass the special resolution, which is being sought for the purposes of section 82(1) of the Act and the application to Court for the validation in terms of section 97 of the Act.

In terms of section 82(2) of the Act, the notice convening the general meeting must be accompanied by a report by the directors setting out the reasons for the issue of the Rawas shares at an issue price below the minimum price required by section 82(1) of the Act. Accordingly, this circular, insofar as it sets out the reasons for the issue of the Rawas shares at an issue price below the minimum price required by section 82(1) of the Act, also constitutes the report of the directors of DRD for the purposes of section 82(1).

3. **BACKGROUND TO THE RAWAS TRANSACTION**

3.1 In 1998, DRD embarked on a programme for the expansion of its operations beyond South Africa by seeking mining opportunities in Australasia.

3.2 In mid-1998, Mr John Stratton, an Australian resident, was engaged on behalf of DRD as a consultant to advise it on a general strategy for acquisitions in Australasia and on the acquisitions themselves. Mr Stratton was, at that time, the executive chairman of Laverton. Laverton owned, directly and indirectly, the entire issued share capitals of Rawas Limited and Tiku Limited (both incorporated in Hong Kong) and Rawas (Singapore) Pte Limited (incorporated in Singapore). Laverton also owned 90% of BEM. Rawas Limited and Tiku Limited in turn owned all the shares in BTM. BTM was the owner of the Rawas mine in Sumatra, Indonesia.

A diagram showing Laverton and its subsidiaries related to the Rawas mine is set out below.


Laverton
100%
100%
100%
90%
Rawas Limited
Tiku Limited
Rawas Singapore
BEM
60%
40%
BTM
(Rawas mine)

3.3 CAM Jersey (a member of the CAM group) held, indirectly, 19,5% of Laverton. According to the "Directors' report" accompanying Laverton's annual financial statements for its financial year ended 30 June 1999, CAM Jersey was Laverton's major shareholder. Mr J Stratton was a non-executive director of CAM and other companies in the CAM group.

A diagram showing DRD's understanding of the relationship between the Laverton group and the CAM group at the relevant times is set out below.


CAM
63,8%
100%
JCI Gold
Limited
CAM Jersey
Limited
99,8%
Weston
Investments
Limited
13,8%
19,5%
Continental
Goldfields
Laverton

3.4 The Rawas mine, Laverton's major asset, consisted of a gold treatment plant and associated infrastructure, open pit mines and mineral rights. It was owned and operated by BTM in terms of a Contract of Work agreement with the Indonesian government. BEM was the holder of certain mineral rights over an area adjacent to the Rawas mine in terms of an additional Contract of Work agreement with the Indonesian government. Exploration at the Rawas mine commenced in 1984 and BTM was granted its Contract of Work agreement in 1986. BTM and the Rawas mine were acquired by Laverton in 1993, at which time Laverton proceeded with further exploration. Laverton subsequently constructed a production facility in 1996, which was largely debt financed. The inaugural gold pour took place in January 1997.

3.5 During Laverton's financial year ended 30 June 1999, the continued deterioration of the gold price had a severe impact on the profitability and cash flow of the Rawas mine. The Rawas mine was unable to service the large debt burden owed to its financiers. In October 1998, Laverton requested a suspension in trading of its shares on the ASX due to a continuing shortfall in working capital. According to the "Directors' report" accompanying Laverton's annual financial statements for its financial year ended 30 June 1999, CAM Jersey, as its major shareholder, had continued to support it financially. After the suspension of trading of Laverton's shares on the ASX, a search began for a buyer for the Rawas mine as a solution to Laverton's difficult financial position. Potential buyers world-wide were solicited, without success, until the middle of 1999, when certain individuals purporting to act on behalf of DRD agreed that DRD would acquire the Laverton Interest.

## 4. THE RAWAS TRANSACTION

4.1 During Laverton's financial year ended 30 June 1999, while it was searching for a buyer for the Rawas mine, it had various discussions with representatives of DRD to that end. By the beginning of July 1999, it appears that, due to its difficult financial position, Laverton was being hard pressed for payment by certain creditors of the Laverton group for payment of the amounts owed to them and that, through Mr Stratton, it reached agreement with those and certain other creditors to settle their claims. Laverton appears to have agreed, in terms of these agreements, that it was to procure that DRD would allot and issue a total of 8 282 056 DRD ordinary shares directly to all the creditors concerned for a value of US$15.7 million, which Laverton appears to have agreed as a settlement sum for all of their claims. Separate agreements appear to have been reached with the various creditors.

4.2 It further appears that, pursuant to those agreements with the creditors concerned, Laverton then procured, as a matter of urgency and in the space of four days, the allotment and issue by DRD on 9 July 1999 of 7 644 994 DRD ordinary shares, as a first tranche of the total number of 8 282 056, to the creditors concerned. A second tranche comprising the remaining 637 062 DRD ordinary shares was allotted and issued on 8 October 1999. These two tranches, totalling the 8 282 056 DRD ordinary shares, are the Rawas shares. A total of 3 424 915 of the Rawas shares were issued to Continental Goldfields and other companies in the CAM group for a settled sum. CAM owned an effective 13,8% of Continental Goldfields and Mr J Stratton was the managing director of Continental Goldfields. All the allotments were made by DRD in accordance with instructions received from Laverton through The Corner House, DRD's advisers for the Rawas transaction, and from another entity ostensibly in the CAM group.

4.3 All the Rawas shares were allotted by DRD pursuant to a written 'round robin' resolution signed by certain DRD directors. In terms of the resolution, the acquisition of the "Rawas Mine" from Laverton was authorised for a consideration to be settled by the issue of 8 282 056 DRD ordinary shares at an issue price of R14,80 per share. The resolution records that the shares were to be issued, "at Laverton's request" directly to certain of its creditors. The resolution purports to have been passed on 7 April 1999, but the evidence indicates that it could not have been signed before 6 July 1999 at the earliest. The market price of a DRD ordinary share on 9 July 1999, when the first tranche of the Rawas shares was issued, was R9,10 per share and on 7 April 1999, when the resolution was purportedly passed, it was R13,70 per share.

4.4 When the first tranche of the Rawas shares was issued on 9 July 1999, there does not appear to have been any written agreement in place between DRD and Laverton governing their issue. However, Heads of Agreement recording the substance of a transaction were signed purportedly on behalf of both parties on 15 August 1999. These reflected that DRD had agreed, in effect, to issue the Rawas shares to Laverton's creditors as consideration for the Laverton Interest. A more detailed Memorandum of Understanding was signed on 3 February 2000 between DRD, Laverton and the CAM group. Mr Stratton, as the executive chairman of Laverton, appears to have represented Laverton throughout the transaction and signed the Heads of Agreement on its behalf. He also signed the Memorandum of Understanding on Laverton's behalf and on behalf of the CAM group. Mr C Mostert, the former chief financial officer of DRD (who is no longer with the company) signed both the Heads of Agreement and the Memorandum of Understanding on DRD's behalf.

4.5 It should be noted that, when the first tranche of the Rawas shares was issued on 9 July 1999, Laverton's board of directors consisted of Mr Stratton as executive chairman, Mr B C Bolitho, Mr R A R Kebble, Mr R B Kebble and Mr H C Buitendag. Apart from Mr B C Bolitho, the other four directors were all directors of CAM and other companies in the CAM group. Mr R A R Kebble was the executive chairman of DRD. Mr Stratton was also the managing director of Continental Goldfields and, as mentioned above, had been retained as a consultant to DRD to advise it on its acquisitions in Australasia. Mr R A R Kebble and Mr R B Kebble were both non-executive directors of Continental Goldfields.

4.6 It appears from DRD's investigation that the ostensible issue price of R14,80 per share, at which the Rawas shares were invalidly issued, was not fixed to reflect the proper value of the Laverton Interest at 9 July 1999, but was an inflated figure arrived at between Laverton and The Corner House. The available evidence indicates that they fixed the issue price at R14,80 to take account of the following:

- to evade the requirements of a special resolution required, in terms of section 82(1) of the Act for any issue price below R14,78, as explained in paragraph 5.1 below; and
- to ensure that the Rawas transaction would require a minimum disclosure of information to shareholders in terms of the Listings Requirements of the JSE.

It also appears that the issue of the Rawas shares by DRD at that inflated price of R14,80 per share was made possible by the co-operation of at least two senior executives of DRD who are no longer with the company. The result was to attribute a value of R122,6 million to the Laverton Interest for which the Rawas shares were issued. The Rawas transaction was formally approved by the board on 21 July 1999, when it ratified the earlier 'round robin' resolution, which reflected the inflated issue price of R14,80 per share and is referred to in paragraph 4.3 above.

4.7 DRD's investigations indicate that the value of the Laverton Interest at the time of the Rawas transaction could not have been anywhere near the attributed value of R122,6 million. Based on the data and information available to the present DRD directors at this stage, they consider that the Laverton Interest has no value now and had none on the dates when the Rawas shares were issued. It now appears, therefore, that, in all the circumstances revealed by DRD's investigations, the ostensible issue price of R14,80 and the consequent attributed value of R122,6 million for the Laverton Interest were not properly determined and are not considered to be genuine amounts.

4.8 The company is still considering, with its legal advisers, the pursuit of any rights of recovery it may have against Laverton and any other parties as a consequence of the Rawas transaction. In the interim, preventative measures have been, and are still being, taken by the company to avoid similar occurrences in the future. The executive management has been strengthened, executives who were involved in the Rawas transaction have left the company and a more independent board has been established.

## 5. LEGAL STATUS OF THE RAWAS SHARES

5.1 The company has been advised that the Rawas shares were issued in contravention of section 82(1) of the Act. Section 82(1) of the Act prohibits the issue by a company of no par value shares of a class already issued at a price lower than an amount arrived at by dividing that part of the stated capital contributed by already issued shares of the same class by the number of issued shares of that class, unless the issue price of such shares is authorised by a special resolution of the company. On 9 July 1999, when the first tranche of the Rawas shares was issued, the minimum issue price required by section 82(1) for their lawful issue without a special resolution was R14,78 per share.

5.2 In terms of section 77(1) of the Act, the whole of the proceeds of an issue by a company of shares of no par value must be regarded as paid-up share capital of the company and must be transferred to a 'stated capital account'. In terms of section 77(2) of the Act, where shares of no par value are issued for a consideration other than cash, the sum equal to the value of the consideration as determined by the directors must be transferred to the 'stated capital account'. Since the Rawas shares were no par value shares issued for a consideration other than cash (i.e. the Laverton Interest), the sum that had to be transferred to the 'stated capital account' was the value of the Laverton Interest as determined by DRD's directors.

5.3 It follows from the aforegoing that for the purposes of section 82(1) read with section 77 of the Act, the issue price of all the Rawas shares was the value of the Laverton Interest as determined by the directors of DRD. If that price was less than R14,78 per share, a special resolution was required to authorise their issue.

5.4 In the opinion of the present directors of DRD, the Laverton Interest has no value now and had none when the Rawas shares were issued in 1999. This means that, for the purposes of section 77 of the Act, no sum could have been transferred to the 'stated capital account' and that, for the purposes of section 82(1) of the Act, the true issue price of the Rawas shares was nil. Since that nil value was below the minimum price of R14,78 per share (below which a special resolution for the issue was required) the issue required the authority of a special resolution. No such resolution was passed. Therefore the issue of both tranches of the Rawas shares, being the one on 9 July 1999 and the other on 8 October 1999, were unlawful and invalid.

## 6. IDENTIFICATION OF THE RAWAS SHARES

The company has been advised by the South African transfer secretaries that, because of subsequent splits and consolidations resulting in valid DRD ordinary shares being consolidated with invalid Rawas shares, it is no longer possible to distinguish the Rawas shares from all the other issued ordinary shares of the company and so their identity has been lost. This means that none of the Rawas shares and their present holders can be identified and therefore none of the Rawas shares can be removed from the company's members' register. The Rawas shares, therefore, are effectively in issue without any way of removing them from the members' register.

## 7. VALIDATION OF THE RAWAS SHARES

7.1 Section 97 of the Act empowers the Court to validate any allotment or issue of shares and to confirm the terms of their allotment and issue, where such allotment or issue was invalid by virtue of any provision of the Act or any other law or of the company's memorandum or articles of association. The Court may validate such allotment or issue upon being satisfied that, in all the circumstances, it would be just and equitable to do so. The Court therefore has a wide, equitable discretion.

7.2 In view of the fact that it is no longer possible to identify the Rawas shares and their current holders and consequently to remove them from the members' register, the board is of the view that the correct course of action for it to follow is to apply to the Court for the validation of the Rawas shares in terms of section 97 of the Act. The board is of the view that, under the circumstances, no alternative course of action exists.

The consequences for DRD of the validation not taking place include:

- the ongoing inability to publish correct accounts with regard to the issued share capital of DRD and being compelled to disclose annually the existence of 8 282 056 invalid shares;
- an ongoing inability to calculate and pay accurate dividends in circumstances where there are 8 282 056 invalid shares in existence with no way of knowing which of the shares in issue are valid and which are not; and
- as a result of the above, potentially an adverse effect on the company's ability to raise finance and on the value of DRD ordinary shares generally, a consequence considered by the board to be worse than the confirmation of the dilution that resulted from the invalid issue of the Rawas shares.

7.3 The board has been advised that the application to Court would be greatly assisted if the DRD shareholders were to ratify the issue of the Rawas shares beforehand, by passing a special resolution approving the issue of the Rawas shares at a nil value, being significantly below the minimum value of R14,78, calculated in terms of section 82(1) of the Act, even though the special resolution will be passed after the event. For this reason, the company is seeking a special resolution from shareholders to that effect. The form of the special resolution is contained in the notice of the general meeting, which forms part of this circular.

7.4 DRD shareholders are advised that, even if the special resolution is not passed due to a failure to obtain the requisite majority of votes, the directors of DRD believe it is to the benefit of shareholders to nonetheless proceed with the application to Court, as the board is of the view that, since the Rawas shares can no longer be identified, it has no option but to follow that course.

## 8. FINANCIAL INFORMATION AND EFFECTS

### 8.1 Accounting treatment of the Rawas transaction

In the financial year ended 30 June 2000, the full Rawas transaction consideration of R122,6 million was credited to a non-distributable reserve and the resulting asset was written-off through the income statement as, at that stage, the existence and value of the asset was uncertain. Accordingly, the Rawas shares are not reflected as part of DRD's stated capital, although the Rawas shares are included in the number of shares in issue.

The above accounting treatment was unchanged during the financial year ended 30 June 2001.

### 8.2 The effects on shareholders of the Rawas transaction

The effective shareholdings of shareholders registered as such immediately prior to the invalid issue of the Rawas shares were diluted as a consequence of such issue. When the first tranche of the Rawas shares was issued by DRD on 9 July 1999, the closing market price of a DRD ordinary share quoted on the JSE was R9,10 and the total number of issued DRD ordinary shares was 61 661 112. The market capitalisation of DRD on that date was therefore R561 116 119. If the market had attributed a zero value to the first tranche of 7 644 994 of the Rawas shares, DRD's market capitalisation would have remained the same at R561 116 119, but then had to be divided by 69 306 106 DRD ordinary shares, resulting in a dilution for shareholders who were registered immediately before the issue of R1,00 per share from R9,10 per share to R8,10 per share.

When the second tranche of the Rawas shares was issued by DRD on 8 October 1999, the market price of a DRD ordinary share quoted on the JSE was R11,90 and the total number of issued DRD ordinary shares was 82 744 624. The market capitalisation of DRD on that date was therefore R984 661 026. If the market had attributed a zero value to the second tranche of 637 062 of the Rawas shares, DRD's market capitalisation would have remained the same at R984 661 026, but then had to be divided by 83 381 686 DRD ordinary shares, resulting in a dilution for shareholders who were registered immediately before the issue of R0,09 per share from R11,90 per share to R11,81 per share.

### 8.3 The effects on shareholders of the validation

The validation of the Rawas shares will have no effect on the earnings and net asset value of DRD, but will confirm the dilution of the shareholdings of the DRD ordinary shareholders registered as such at the time of issue of the Rawas shares. In any event, the dilution cannot be reversed and the effect of confirming it would, as set out in paragraph 7.2 above, cause less detriment to the company and its shareholders than the ongoing effect of the permanent existence of a significant number of technically invalid shares. On validation, the non-distributable reserve to which the Rawas transaction consideration of R122,6 million was credited at the time of the invalid issue of the Rawas shares will be transferred to distributable reserves.

## 9. MAJOR SHAREHOLDERS

Details of persons holding 5% or more of the issued DRD ordinary shares at the last practicable date are shown in the table below.

| | Number of ordinary shares held | Holding (%) |
|---|---|---|
| Société Generalé Control Account | 22 136 899 | 13,32 |
| Mercantile Custodial Services | 27 906 340 | 16,80 |
| Standard Bank Nominees | 88 956 900 | 53,54 |

Other than the shareholders listed above, the directors of DRD are not aware of any other shareholder that holds in excess of 5% of DRD's issued ordinary shares at the last practicable date.

## 10. INTERESTS OF DRD DIRECTORS IN DRD

At the last practicable date, the directors of DRD, in aggregate, were interested in 7 079 121 DRD ordinary shares, which holdings have decreased by 1 727 629 DRD ordinary shares in the previous six months. Set out below are the details of the interests of the DRD directors in DRD ordinary shares at the last practical date.

| | Beneficial | | Non-beneficial | |
|---|---|---|---|---|
| | Direct | Indirect | Direct | Indirect |
| M M Wellesley-Wood | 115 053 | – | – | – |
| R A R Kebble | 150 000 | 5 000 000 | – | – |
| I L Murray | 364 068 | – | – | – |
| D C Baker | 1 450 000 | – | – | – |
| G C Campbell | – | – | – | – |
| F H Coetzee | – | – | – | – |
| N Goodwin | – | – | – | – |
| R P Hume | – | – | – | – |
| M P Ncholo | – | – | – | – |
| C L Valkin *(Alternate)* | – | – | – | – |

Other than disclosed above, no DRD director holds DRD ordinary shares, either beneficially or non-beneficially.

## 11. SHARE CAPITAL

The authorised and issued share capital of the company, before and after validation, at the last practicable date, is set out below:

| | R'000 |
|---|---|
| *Authorised share capital* | |
| 300 000 000 ordinary shares of no par value | – |
| 5 000 000 cumulative preference shares of 10 cents each | 500 |
| *Issued share capital* | |
| 166 157 746 ordinary shares of no par value* | 1 825 769 |
| 5 000 000 cumulative preference shares of 10 cents each | 500 |

*Including the Rawas shares.

## 12. OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS

12.1 With the exception of Mr R A R Kebble, the directors of DRD are of the opinion that the validation of the Rawas shares is appropriate and desirable in all the circumstances. Accordingly, the directors of DRD, with the exception of Mr R A R Kebble, recommend that shareholders vote in favour of the special resolution to be proposed at the general meeting to ratify the invalid issue of the Rawas shares.

12.2 Mr R A R Kebble is of the view that the circular is unnecessary and therefore inappropriate. He holds this view because he believes that the subject matter of the circular is based upon a material misunderstanding of the facts surrounding the Rawas transaction and, more particularly, the value determination of the no par value shares issued pursuant to it. In his view, the value of the consideration in respect of the Rawas transaction was, at the time thereof, determined by the board and, since the Rawas shares were issued pursuant to that determination, they were issued validly. He asserts, in effect, that even if "any interested party currently holds the view that the board, in determining the value of the consideration, acted improperly in any way (which he denies)" the issue of the Rawas shares would still be valid. He accordingly denies that the Rawas shares were issued invalidly and that their validation is either appropriate or desirable. Mr R A R Kebble's views have been conveyed to DRD in writing through his legal advisers. The other directors of DRD disagree with his views.

12.3 With the exception of Mr R A R Kebble, the directors of DRD with interests in DRD intend to vote in favour of the special resolution. Mr R A R Kebble has indicated that, to the extent that he is entitled to vote, he will either vote against the special resolution or abstain from voting, depending on advice still to be obtained by him.

12.4 Other than as set out in this circular, no arrangements, undertakings or agreements have been made between DRD, or persons acting in concert with them, in relation to the validation.

## 13. DIRECTORS' RESPONSIBILITY STATEMENT

With the exception of Mr R A R Kebble, the current directors of DRD, whose names appear on page 8 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no material facts the omission of which would make any statement in this circular false or misleading and that they have made all reasonable inquiries to ascertain such facts. Mr R A R Kebble disagrees with the aforegoing.

Standard Corporate and Merchant Bank, whose responsibilities as sponsor are regulated by the Listings Division of the JSE, is acting for DRD and no one else in relation to the preparation of this circular and will not be responsible to anyone, other than DRD, in relation to the preparation of this circular.

## 14. GENERAL MEETING OF SHAREHOLDERS

Forming part of this circular is a notice of general meeting of shareholders to be held at 11:00 (South African time) at 45 Empire Road, Parktown, Johannesburg, 2193 on Friday, 7 June 2002 for the purpose of considering and, if deemed appropriate, passing the requisite special resolution to ratify the issue of the Rawas shares.

A form of proxy *(blue)* for use by CSDPs' nominees and brokers' and other nominees on the sub-register of DRD, shareholders holding certificated shares and DRD shareholders who have dematerialised their DRD ordinary shares and who have elected own-name registration through a CSDP or broker, who are unable to attend the general meeting of shareholders, is attached to and forms part of this circular.

DRD shareholders who have already **dematerialised** their DRD ordinary shares through a CSDP or broker **and** who have **not** elected own-name registration in the sub-register maintained by a CSDP and DRD, shareholders who hold certificated DRD ordinary shares through a nominee who wish to attend the general meeting must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend, or, if they do not wish to attend the general meeting, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Australian holders of CHESS Units in Foreign Securities of the company will receive a notice of direction, which should be completed and returned in accordance the instructions printed thereon.

Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on such forms of proxy.

## 15. CONSENTS

The attorneys and sponsor have consented in writing to act in the capacities stated and to their names being stated in this circular and had not withdrawn their consents prior to the publication of this circular.

## 16. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by DRD shareholders from the date of posting of this circular to the date of the general meeting, during normal business hours on business days at the registered office of DRD:

16.1 the articles of association of DRD;

16.2 the annual financial statements of DRD for the three financial years ended 30 June 2001; and

16.3 relevant correspondence between Mr R A R Kebble's legal advisers and the company's legal advisers in connection with his views on the Rawas transaction and this circular.

By order of the board

**DURBAN ROODEPOORT DEEP, LIMITED**

**M A Eloff**
*Secretary*

Johannesburg
2 May 2002

257

# DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
Share code: DUR
ISIN: ZAE 000015079
("DRD" or "the company")

## NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the shareholders of DRD will be held at 11:00 in the board room at 45 Empire Road, Parktown, Johannesburg, 2193 on Friday, 7 June 2002 under the chairmanship of Mark Wellesley-Wood in his capacity as the chairman of the board of directors of DRD, for the purposes of considering and, if deemed fit, passing, with or without modification, the special resolution set out below.

### SPECIAL RESOLUTION

"RESOLVED as a special resolution that, in accordance with the requirements of section 82(1) of the Companies Act, 1973, as amended, the allotment and issue by the company on 9 July 1999 of 7 644 994 ordinary no par value shares and on 8 October 1999 of a further 677 062 ordinary no par value shares, making a total of 8 282 056 such shares altogether, all at an issue price of Rnil per share (being an amount lower than the amount arrived at by dividing that part of the stated capital of the company contributed by the ordinary no par value shares then already in issue by the number of those ordinary no par value shares already in issue), be ratified."

### REASON FOR AND EFFECT OF THE SPECIAL RESOLUTION AND REPORT OF THE DIRECTORS IN TERMS OF SECTION 82(2) OF THE COMPANIES ACT, 1973, AS AMENDED ("the Act")

The reason for and effect of the special resolution is to ratify the allotment and issue by the company on 9 July 1999 of 7 644 994 ordinary no par value shares and on 8 October 1999 of a further 677 062 ordinary no par value shares, making a total of 8 282 056 such shares altogether, all at an issue price of Rnil per share, in order to comply with the requirements of section 82(1) of the Act.

Section 82(1) of the Act provides that no company shall issue shares having no par value of a class already in issue at a price lower than an amount arrived at by dividing that part of the stated capital contributed by already issued shares of that class, by the number of issued shares of that class, unless the issue price of such shares is authorised by a special resolution of the company. At the time of each allotment and issue of the shares, that calculation required a minimum issue price of R14,78 per share. The circumstances under which the shares were allotted and issued are set out more fully in the circular to DRD shareholders, which incorporates this notice and also constitutes the directors' report for the purposes of section 82(1) of the Act.

### VOTING AND PROXIES

On a show of hands, every shareholder present in person or by proxy or represented shall have only one vote irrespective of the number of shares he/she holds or represents and on a poll, every shareholder of DRD present in person or by proxy or represented shall have one vote for every share held in DRD by such shareholder.

DRD shareholders holding certificated ordinary shares, DRD shareholders who have dematerialised their DRD ordinary shares and have elected own-name registration in the sub-register maintained by a CSDP and CSDPs' nominees and brokers' and other nominees on the sub-register of DRD, may attend, speak and vote in person at the general meeting, or may appoint one or more proxies (who need not be shareholders of DRD) to attend, speak and vote at the general meeting in the place of such DRD shareholder. A form of proxy *(blue)* is attached to this notice of general meeting. Duly completed forms of proxy must be lodged as follows:

- shareholders registered on the South African register, to Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg 2000) to reach them by no later than 11:00 (South African time) on Wednesday, 5 June 2002;

- shareholders registered on the Australian register, to Computershare Registry Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000 (GPO Box D182, Perth, Western Australia, 6840) to reach them by no later than 17:00 (Perth Western Australia time) on Wednesday, 5 June 2002; and
- shareholders registered on the London register, to Capita IRG Plc, Balfour House, 390/398 High Road, Ilford, Essex IG1 1NQ to reach them by no later than 10:00 (Greenwich Mean time) on Wednesday, 5 June 2002.

DRD shareholders who have already **dematerialised** their DRD ordinary shares through a CSDP or broker and who have not elected own-name registration in the sub-register maintained by a CSDP and DRD shareholders who hold certificated ordinary shares through a nominee, who wish to attend the general meeting of shareholders, must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend or, if they do not wish to attend the general meeting of shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he/she appoints a proxy to vote at the general meeting of shareholders.

Australian holders of CHESS units in foreign securities of DRD will receive a notice of direction, which should be completed and returned in accordance with the instructions printed thereon.

Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

The holder of a share warrant issued to bearer who wishes to attend or be represented at the general meeting must deposit his/her share warrant or a certificate of his/her holding from a banker or other approved person at the bearer reception office of CAPITA IRG Plc, Balfour House, 390/398 High Road, Ilford, Essex IG1 1NQ or must deposit his share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

By order of the board

**DURBAN ROODEPOORT DEEP, LIMITED**

**M A Eloff**
*Secretary*

Johannesburg
2 May 2002

**Registered office and postal address:**

*In South Africa*

45 Empire Road
Parktown, 2193
(PO Box 390, Maraisburg, 1700)

*London Bearer Office*

CAPITA IRG Plc
Balfour House 390/398 High Road
Ilford, Essex IG1 1NQ

*Depository Bank*

American Depositary Receipts
The Bank of New York
Shareholder Relations Department
620 Avenue of the Americas
Floor 6, New York, NY 10011

**Transfer secretaries:**

*In South Africa*

Ultra Registrar (Proprietary) Limited
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

*In the United Kingdom*

CAPITA IRG Plc
Balfour House 390/398 High Road
Ilford, Essex IG1 1NQ

*In Australia*

Computershare Registry Services (Proprietary) Limited
Level 2, 45 St George's Terrace
Perth, Western Australia, 6000
(GPO Box D182, Perth, Western Australia, 6840)

A copy of this notice of general meeting has been sent for information purposes only to holders of cumulative preference shares of 10 cents each and "B" option holders.

260

**DURBAN ROODEPOORT DEEP, LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
NASDAQ trading symbol: DROOY
ARBN number: 086 277 616
Share code: DUR
ISIN: ZAE 000015079
("DRD" or "the company")

## FORM OF PROXY

For use **only by** DRD shareholders holding share certificates and Central Securities Depository Participants' ("CSDPs") nominee companies and brokers' and other nominee companies on the sub-register of DRD and shareholders who have dematerialised their share certificates and who have elected own-name registration through a CSDP or broker at the general meeting of shareholders of DRD to be held in the boardroom, 45 Empire Road, Parktown, Johannesburg on Friday, 7 June 2002 at 11:00 (South African time) ("the general meeting of shareholders").

DRD shareholders who have already dematerialised their share certificates through a CSDP or broker and who have not elected own-name registration in the sub-register maintained by a CSDP and DRD shareholders who hold certificated ordinary shares through a nominee must **not** complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend the general meeting of shareholders or, if they do not wish to attend the general meeting of shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

I/We (BLOCK LETTERS please) ____________________

of ____________________

Telephone Work (      ) ____________________ Telephone Home (      ) ____________________

being the holder/s or custodians of [          ] shares, hereby appoint (see note 1 overleaf):

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairman of the general meeting of shareholders,

as my/our proxy to attend and speak and vote on a show of hands or on a poll for me/us and on my/our behalf at the general meeting of shareholders to be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special resolution to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against such resolution and/or abstain from voting in respect of the DRD shares registered in my/our name as follows (see note 2 overleaf):

| | For | Against | Abstain |
|---|---|---|---|
| Special resolution | | | |

and generally to act as my/our proxy at the said general meeting of shareholders. (Tick whichever is applicable. If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit – see note 2 overleaf.)

Signed at ____________________ on ____________________ 2002

Signature ____________________

Assisted by (where applicable) ____________________

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRD) to attend, speak and vote in place of that shareholder at the general meeting of shareholders.

Unless otherwise instructed, my proxy may vote as he/she thinks fit.

**Please read the notes on the reverse side hereof.**

**Notes:**

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting of shareholders", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

2. A DRD shareholder's instruction to the proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his/her proxy to cast his/her votes.

3. Should there be no indication in the appropriate box as to how the shareholder wishes his/her votes to be cast by the proxy then the proxy will be deemed to have been authorised to vote or abstain from voting at the general meeting as the proxy deems fit.

4. A shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder's votes exercisable at the general meeting.

5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa, the United Kingdom or Australia at least 48 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays).

6. The completion and lodging of this form of proxy by shareholders holding share certificates, CSDP's nominee companies and brokers' and other nominee companies on the sub-register of DRD and shareholders who have dematerialised their share certificates and who have elected own-name registration through a CSDP or broker, will not preclude the relevant shareholder from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their share certificates and who have not elected own-name registration through a CSDP or broker and shareholders who hold certificated ordinary shares through a nominee, who wish to attend the general meeting of shareholders, must instruct their CSDP or broker to issue them with the necessary authority to attend.

7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRD.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. When there are joint holders of shares any one of such persons may alone sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the general meeting, submitted by the holder whose name appears first in the register of the company will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).

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